      As filed with the Securities and Exchange Commission on June 16, 1997

                                                      Registration No. 333-26457
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------
                                 AMENDMENT No. 3
                                       To
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              inTEST Corporation
            (Exact name of registrant as specified in its charter)


          Delaware                             3825                      22-2370659
(State or other jurisdiction of    (Primary Standard Industrial       (I.R.S. Employer
 incorporation or organization)       Classification Code No.)       Identification No.)

         2 Pin Oak Lane, Cherry Hill, New Jersey 08003, (609) 424-6886 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          ALYN R. HOLT                            ROBERT E. MATTHIESSEN
Chairman and Chief Executive Officer      President and Chief Operating Officer


                              inTEST Corporation
         2 Pin Oak Lane, Cherry Hill, New Jersey 08003, (609) 424-6886
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

     CHARLES C. ZALL, ESQ.                             BARRY M. ABELSON, ESQ.
  Saul, Ewing, Remick & Saul                     Pepper, Hamilton & Scheetz LLP
   3800 Centre Square West                            3000 Two Logan Square
Philadelphia, Pennsylvania 19102                      18th and Arch Streets
       (215) 972-7777                           Philadelphia, Pennsylvania 19103
                                                         (215) 981-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                            ---------------------
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                   SUBJECT TO COMPLETION, DATED JUNE 16, 1997

                               2,275,000 Shares

                                  [inTEST Logo]

                                  Common Stock

                                ----------------

     Of the 2,275,000 shares of Common Stock offered hereby, 1,820,000 are being sold by inTEST Corporation ("inTEST" or the "Company") and 455,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling
Stockholders."

     Prior to the offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price for the Common Stock will be between $7.50 and $9.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "INTT."
                               ----------------

Prospective investors should carefully consider "Risk Factors" beginning on page 5.
                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================================
                                Underwriting
                   Price to    Discounts and     Proceeds to        Proceeds to
                    Public     Commissions(1)    Company(2)     Selling Stockholders
-----------------------------------------------------------------------------------------
Per Share  ......    $              $                $                  $
-----------------------------------------------------------------------------------------
Total(3)   ......   $              $               $                  $
=========================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $655,000 payable by the Company.
(3) The Selling Stockholders have granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 341,250 additional shares of Common Stock solely to cover over-allotments. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be $_____________, $____________ and $____________, respectively. See "Underwriting."
                               ----------------
     The shares of Common Stock are offered by the several Underwriters named herein subject to prior sale, receipt and acceptance by them and subject to their right to reject orders in whole or in part. It is expected that the
delivery of the certificates for such shares will be made on or about     ,
1997 at the office of Janney Montgomery Scott Inc., Philadelphia, Pennsylvania.

                               ----------------

              JANNEY MONTGOMERY SCOTT INC. NEEDHAM & COMPANY, INC.

                 The date of this Prospectus is _________, 1997

[Picture of a test head in position to dock to a device handler, each equipped with inTEXT docking hardware.]

[Picture of inTEXT docking hardware consisting of a docking plate with three cams and interconnecting cables.]

[Drawings depicting a test head being moved in each of the six degrees of motion freedom.]

[Picture of inTEXT in2 Test Head Positioner (manipulator) holding a test head equipped with inTEST docking hardware.]

                               ----------------

     "inTEST," the Company's logo on the cover of this Prospectus and the "in2" logo are registered trademarks of inTEST Corporation. This Prospectus also contains trademarks of other companies.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, all references herein to the "Company" or "inTEST" include inTEST Corporation ("inTEST CORP") and its subsidiaries. All information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and gives effect to (i) a stock split in the form of a stock dividend in the amount of 0.5579 shares for every one share outstanding which was effected on June 4, 1997, (ii) the termination of the Company's status as an S corporation immediately prior to the offering and (iii) the issuance of an aggregate of 300,443 shares of Common Stock simultaneously with the closing of the offering in exchange for the minority interests in the Company's three foreign subsidiaries (the "Exchange"). See "The Company" and "S Corporation Distributions."

                                  The Company

     The Company is a leading independent designer, manufacturer and marketer of docking hardware and test head manipulators, which are used with automatic test equipment ("ATE") by semiconductor manufacturers during the testing of wafers and packaged devices. The Company believes it is a leader based upon its knowledge and experience in the industry. The Company also designs and markets related ATE interface products including high performance test sockets, interface boards and probing assemblies. The Company's products are designed to improve the utilization and cost-effectiveness of ATE (including testers, wafer probers and device handlers) during the testing of linear, digital and mixed signal integrated circuits. Since inception in 1981, the Company has developed and continues to support over 4,600 products and has been granted 13 U.S. patents for its technology.

     Testing is an integral and necessary step during the design and manufacture of wafers and packaged devices. Each integrated circuit is tested at least twice during the manufacturing process to ensure the functional and electrical performance of each circuit. The increasing worldwide demand for semiconductors in recent years has led to an increase in the demand for ATE. According to VLSI Research Inc., in 1996 semiconductor manufacturers spent an estimated $3.7 billion on testers and $1.3 billion on wafer probers and device handlers. The increasing complexity of wafers and packaged devices, as manifested by larger wafers, higher speeds, growing pin counts, smaller packaged devices and greater levels of integration has changed the design, architecture and complexity of ATE used during the testing of such devices and has resulted in an increased demand for the Company's products.

     The Company's docking hardware products mechanically control the intimate interface between the test head's interface board and the prober's probing assembly or handler's test socket. Such docking hardware facilitates the quick, easy and safe changeover of test heads to probers or handlers, thereby allowing semiconductor manufacturers to achieve cost savings by (i) improving ATE utilization, (ii) improving the accuracy and integrity of test results and
(iii) reducing the need to repair or replace expensive ATE interface products. The Company's docking hardware can be designed to be used with substantially all makes and models of test heads, probers and handlers, and can usually be designed to allow all ATE on a test floor to be mechanically "plug-compatible."

     The Company's in2 free-standing, floating-head universal manipulators are designed to be used in either a dedicated or a flexible test environment and have been engineered to hold test heads in an effectively weightless state, and can be moved up or down, right or left, forward or backward and rotated around each axis (six degrees of motion freedom). Consequently, an operator using no more than 22 pounds of force can reposition a test head weighing up to approximately 900 pounds by grasping it in his or her hands and gently moving the test head into position to dock with a prober or handler.

     The Company's largest customers include Lucent Technologies, Motorola, SGS Thomson and Texas Instruments among semiconductor manufacturers, and Credence Systems, LTX and Teradyne among ATE manufacturers. The Company designs, markets and supports its products globally both through Company account managers based in New Jersey, Texas, California, the U.K., Singapore and Japan and through independent sales representatives in the U.S. and abroad. The Company's executive offices are located in Cherry Hill, New Jersey. Manufacturing facilities are located in New Jersey and the U.K.

                                 The Offering

Common Stock offered by the Company  ...............   1,820,000 shares
Common Stock offered by the Selling Stockholders .       455,000 shares
Total offering  ....................................   2,275,000 shares
Common Stock to be outstanding after the offering .    5,911,034 shares(1)
Use of Proceeds ....................................   For working capital, general corporate
                                                       purposes (which may include S corpora-
                                                       tion distributions) and possible acquisi-
                                                       tions. See "Use of Proceeds."
Proposed Nasdaq National Market symbol  ............   INTT

                  Summary Consolidated Financial Information
                     (in thousands, except per share data)

                                                                                                               Three months ended
                                                                        Years ended December 31,                     March 31,
                                                          ----------------------------------------------------  -------------------
                                                           1992       1993       1994       1995       1996       1996       1997
                                                          ---------  ---------  ---------  ---------  --------  ---------  --------
Consolidated Statement of Earnings Data:
Revenues   .............................................  $ 6,512    $ 8,875    $ 9,287     $14,442    $18,582   $ 6,089     $ 3,887
Gross profit  ..........................................    3,254      5,415      5,510       9,251     11,827     4,233       2,285
Operating income .......................................      649      1,767      1,289       4,037      5,616     2,694       1,007
Earnings before income taxes and minority interest   ...  $   605    $ 1,782    $ 1,326     $ 4,070    $ 5,717   $ 2,706     $ 1,022
                                                          --------   --------   --------    --------   --------  --------    -------
Pro forma net earnings (2)   ...........................                                               $ 3,370               $   538
Pro forma net earnings per share (2)  ..................                                               $  0.82               $  0.13
Pro forma weighted average shares outstanding (1)(2) ...                                                 4,091                 4,091
Supplemental pro forma net earnings per share (3) ......                                                 $0.79                 $0.13
Supplemental pro forma weighted average shares out-
 standing (3) ..........................................                                                 4,291                 4,291

                                                    March 31, 1997
                                    -----------------------------------------------
                                                                    Pro forma
                                    Actual     Pro forma (4)    as adjusted (4)(5)
                                    ---------  ---------------  -------------------
Consolidated Balance Sheet Data:
Cash and cash equivalents   ......  $ 2,983         $ 2,983            $16,292
Working capital ..................    3,924             560             13,869
Total assets .....................    7,492           9,056             22,365
Long term debt  ..................      148             148                148
Total stockholders' equity  ......    4,154           2,581             15,890

------------
(1) Includes 300,443 shares of Common Stock to be issued in the Exchange, and excludes 150,000 shares of Common Stock issuable upon the exercise of stock options, the grant of which will become effective as of the effective date of the Registration Statement of which this Prospectus is a part (the "Registration Statement") and which will be exercisable at the initial public offering price. None of such options will be exercisable until one year after the effective date of grant. See "Management -- 1997 Stock Plan."

(2) Assumes the termination of the Company's S corporation status effective January 1, 1996 and the completion of the Exchange on January 1, 1996, and as a result reflects the amortization of goodwill associated therewith and the absence of a charge for the minority interest. See Note 3 of Notes to Consolidated Financial Statements.

(3) Supplemental pro forma net earnings per share reflects the assumed issuance of 200,000 shares of Common Stock, based on an assumed initial public offering price of $8.25 per share, to fund distributions to the Company's current stockholders of previously taxed but undistributed S corporation earnings, net of available cash and cash equivalents (estimated to be $1.7 million as of March 31, 1997). See "Use of Proceeds," "S Corporation Distributions" and Note 3 of Notes to Consolidated Financial Statements.

(4) Reflects the acquisition of the minority interests in the Company's foreign subsidiaries pursuant to the Exchange, including goodwill arising from the Exchange, and the effects of the termination of the Company's S corporation status, including the distribution described under "S Corporation Distributions." See Note 3 of Notes to Consolidated Financial Statements.

(5) Adjusted to reflect the sale by the Company of 1,820,000 shares of Common Stock offered hereby at an assumed initial public offering price of $8.25 per share and the receipt of the estimated net proceeds therefrom (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company). See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors in addition to the other information set forth in this Prospectus. This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially.

     Dependence upon Semiconductor Industry. The Company's business is substantially dependent upon the level of activity and capital expenditures of semiconductor manufacturers. The semiconductor industry is highly cyclical and has from time to time experienced periods of excess capacity which often have had a severely detrimental effect on the industry's demand for ATE. There can be no assurance that the Company's business and results of operations will not be materially adversely affected by downturns in the semiconductor industry generally, or by downturns or changes in any one or more particular market segments of the semiconductor industry in which the Company participates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Fluctuations in Revenues and Operating Results. The Company's revenues and operating results have fluctuated and could in the future fluctuate significantly from period to period, including from one quarterly period to another, due to a combination of factors, including the cyclicality of the semiconductor industry, delays in the Company's shipments of products, the mix of products sold, the mix of customers and the regions of the world where sales are made in a particular period, the level of the Company's fixed costs, cancellation or rescheduling of orders by customers and competitive pricing pressures. In the fourth quarter of 1996, for example, the Company experienced an operating loss substantially as a result of reduced revenues. The Company believes such reduced revenues reflect the reduction by semiconductor manufacturers of commitments to purchase ATE products in the second and third quarters of 1996. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecast with accuracy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Importance of Patents and Proprietary Rights; Risk of Litigation. The Company's success depends in significant part on its ability to obtain patent protection for its proprietary technologies and to preserve its trade secrets. The Company's U.S. issued patents will expire at various times beginning in 2002 and extending through 2015. There can be no assurance that additional patents will be issued on the Company's pending or future applications, or that any patents now or hereafter owned by the Company will afford protection against competitors that develop similar technology or products. There is no certainty that any patents issued to the Company will be held valid if subsequently challenged or subjected to reexamination or reissue, that others will not claim rights in the patents and other proprietary technology owned by the Company or that the Company's efforts to protect its proprietary rights will be successful generally or in any specific circumstance. There are no pending lawsuits or claims against the Company regarding infringement of any existing patents or other intellectual property rights of others.

     The Company has notified one of its competitors that the Company believes the competitor's products infringe on one of the Company's U.S. patents. The competitor responded by alleging that certain claims of the patent are invalid based on an earlier issued U.S. patent. The Company, in order to strengthen its patent position, requested reexamination of its patent by the U.S. Patent and Trademark Office (the "PTO") over that earlier issued U.S. patent. The competitor thereafter also requested a reexamination of the patent. A reexamination provides the PTO with an opportunity to reevaluate the validity of the claims of a patent previously issued by the PTO. On April 7, 1997, the PTO issued an Office Action in Reexamination confirming five of the nine claims of the Company's patent, and rejecting four claims. On April 29, 1997, the Company's patent attorney presented to the Examiner in charge of the Reexamination a minor amendment to the claims. In response, the Examiner agreed that the proposed amendment appears to overcome the rejection of the four claims. Based on advice of its patent counsel, the Company believes that upon formal submission of the proposed amendment, all claims will be deemed patentable and the Commissioner of the PTO will issue a Certificate of Reexamination to that effect. Although there can be no assurance, the Company believes that the failure of the PTO ultimately to deem patentable some or all of the four claims rejected in the Office Action will not have a material adverse effect on the Company's business or results of operations. See "Business--Patents and Other Proprietary Rights."

     Competition. The ATE industry is highly competitive. Many of the Company's competitors have greater financial resources and some have more extensive engineering, manufacturing, marketing and customer support capabilities than the Company. The Company's competitors include independent manufacturers of docking hardware, manipulators and related ATE interface products, designers and manufacturers of ATE and, to a lesser extent, semiconductor manufacturers' in-house ATE interface groups. The independent manufacturers of docking hardware and manipulators which compete with the Company include Reid-Ashman Manufacturing of the U.S., Microhandling of Germany and Shang Sheng of Taiwan. The manufacturers of ATE which compete with the Company in the sale of docking hardware and manipulators include Credence Systems, LTX, Schlumberger and Teradyne. The Company competes with numerous independent manufacturers of related ATE interface products. The Company principally competes on the basis of product performance and functionality, product reliability, customer service, applications support, price and timely product delivery. There can be no assurance that the Company's competitors will not develop competing products that will offer performance features that are superior to the Company's products. The Company believes that in order to remain competitive, it must continue to commit a significant portion of its personnel, financial resources, research and development and customer support in developing new products and in maintaining customer satisfaction worldwide. See "Business -- Competition."

     Importance of Product Development. The market for ATE is subject to rapid technological change and new product introductions, as well as advancing industry standards. The development of increasingly complex semiconductors and the utilization of semiconductors in a broader spectrum of products have driven the need for more advanced ATE systems to test such devices at an acceptable cost. The demand for these new ATE systems provides both the opportunity and the need for the Company to develop additional products. There can be no assurance that the Company will be successful in developing, manufacturing or selling new products, that the introduction of such products will coincide with the development of new generations of semiconductors or that such products will satisfy customer needs or achieve market acceptance. The failure to provide customers with new products could have a material adverse effect on the Company's business and results of operations, as well as its customer relationships. See "Business -- Strategy" and " -- Products."

     Acquisitions. Although the Company has not made an acquisition since 1985, a key element of its growth strategy is to acquire businesses, technologies or products that are complementary to those of the Company. There can be no assurance that the Company will be able to acquire and integrate successfully such businesses, technologies or products or that any financing which may be necessary for such acquisitions can be obtained on favorable terms or at all. Furthermore, the integration of an acquisition may cause a diversion of management's time and resources. Acquisitions by the Company could result in dilutive issuances of equity securities and additional debt and amortization expenses related to goodwill and intangible assets. In addition, gross profit margins of acquired products, necessary product or technology development expenditures and other factors related to any such acquisition could result in dilution to the Company's stockholders or have other material adverse effects on the Company's business and results of operations. The Company is not currently a party to any agreement or understanding with respect to any acquisition. See "Business -- Strategy."

     International Sales and Operations. Approximately 37% and 43% of the Company's revenues were generated by the Company's three foreign subsidiaries, and approximately 5% and 19% of the Company's revenues were derived from sales by inTEST CORP to customers located outside the U.S., in the first quarter of 1997 and in 1996, respectively. The Company intends to expand its international presence and expects that international revenues will continue to represent a significant portion of its revenues. See "Business -- Strategy." Sales to customers outside the U.S. and operations in foreign countries are subject to risks in addition to those incident to domestic sales and operations, including the imposition of financial and operational governmental controls and regulatory restrictions, the need to comply with a wide variety of U.S. and foreign import and export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles and the greater difficulty of administering business abroad. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business or results of operations. A significant portion of the Company's revenues is denominated in foreign currencies, and accordingly, the Company's business and results of operations may be affected by fluctuations in interest and currency exchange rates. Also, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the U.S. See "Business -- Markets and Customers" and
Note 4 of Notes to Consolidated Financial Statements.

     Customer Concentration. Although the Company's largest customers generally change from year to year, sales to the Company's top ten customers accounted for 70%, 73% and 69% of the Company's revenues in 1996, 1995 and 1994, respectively, and sales to one customer, Lucent Technologies, accounted for 16%, 16% and 7% in 1996, 1995 and 1994, respectively. The Company sells to its customers on a purchase order or other limited basis and not pursuant to long term contracts. There can be no assurance that the Company will be able to retain its largest customers or that such customers will not cancel or reschedule orders. The loss of a major customer or a reduction in orders by major customers, including reductions due to market or competitive conditions in the semiconductor industry, could have a material adverse effect on the Company's business and results of operations. See "Business -- Markets and Customers."

     Dependence on Key Suppliers. The Company relies on third party suppliers, fabricators, finishers and manufacturers (collectively, "Suppliers") in the production of its products. Although the Company believes that all raw materials and component parts are currently available in adequate amounts, there can be no assurance that shortages will not develop in the future. Certain of the raw materials and component parts for the Company's docking hardware and manipulator products are purchased from single Suppliers, and certain of the Company's docking hardware and manipulator products are fabricated by single fabricators and finished by single finishers. The related ATE interface products sold by the Company are manufactured to the Company's specifications by third party fabricators, finishers and manufacturers, and certain of those products are purchased from single Suppliers. The Company does not have written agreements with such Suppliers. Although the Company believes there are alternative Suppliers for all such products, a termination or significant disruption of any of its existing supplier arrangements could have a material adverse effect on the Company's business and results of operations. See "Business -- Manufacturing and Supply."

     Dependence on Key Personnel. The loss of any one or more of the key technical staff or managers of the Company could have a material adverse effect on the Company's business and results of operations. Due to the importance of long term relationships generally in Japan, the loss of any key employee of the Company's Japanese subsidiary could have similar adverse consequences on the Company's Japanese operations. From time to time, there is intense competition for qualified employees among companies in the ATE industry, academic institutions and other businesses. The Company does not have written employment agreements with any of its executive officers or other key employees, nor does the Company maintain key-person life insurance on any of its employees. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel, and the inability to attract and motivate highly skilled employees could have a material adverse effect on the Company's business and results of operations. See "Business -- Strategy," " -- Employees" and "Management."

     Control by Principal Stockholders. Upon completion of the offering, the Company's Chairman and Chief Executive Officer, Alyn R. Holt, and all of the executive officers and directors of the Company, collectively, will beneficially own approximately 31% and 50%, respectively, of the Common Stock (28% and 45%, respectively, if the over-allotment option is exercised in full). Existing management will hold sufficient voting power to enable it to continue to exert significant influence over the business and affairs of the Company for the foreseeable future. Such concentration of control of the Company may also have the effect of discouraging bids for the Common Stock at a premium over the market price and may have a material adverse effect on the market price of the Common Stock. See "Principal and Selling Stockholders."

     Broad Management Discretion as to Use of Proceeds. The net proceeds of the offering will be used for working capital, general corporate purposes and possible acquisitions of businesses, technologies or products complementary to the Company's business. If the Company were to make any such acquisition, it might use a significant portion of the net proceeds in connection with such acquisition. The Company currently has no specific agreements or plans with respect to such acquisitions, and there can be no assurance the Company will consummate any acquisition. Accordingly, the Company's management will retain broad discretion as to the allocation of a significant portion of the net proceeds from the offering. See "Use of Proceeds" and "Business -- Strategy."

     Anti-Takeover Protection. Certain provisions of the Company's Certificate of Incorporation and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including those at a premium over the market price of the Common Stock. Such provisions may also inhibit increases in the market price of the Common Stock that could result from takeover attempts. In addition, the Board of Directors is authorized, without further stockholder approval, to issue up to 5,000,000 shares of Preferred Stock. The issuance of some or all of such shares could have the effect of delaying, deterring or preventing a change in control of the Company. The issuance of Preferred Stock could also have a dilutive effect on stockholders' equity and a material adverse effect on the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any Preferred Stock. See "Description of Capital Stock -- Preferred Stock" and " -- Certain Corporate Provisions."

     No Prior Public Market; Possible Volatility of Stock Price;
Dilution. Prior to the offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial public offering price was determined through negotiations between the Company and the representatives of the Underwriters (the "Representatives") based on several factors and may not be indicative of the market price of the Common Stock after the offering. See "Underwriting." The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, developments concerning patents or proprietary rights or other events or factors. The stock market has experienced extreme price and volume fluctuations which have particularly affected the market prices of many technology companies and small capitalization stocks in particular, and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may have an unfavorable effect on the market price of the Common Stock. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value of the Common Stock. See " -- Anti-Takeover Protection" and "Dilution."

     Shares Eligible for Future Sale. The sale of a substantial number of shares of Common Stock, or the perception that such sales could occur, could have a material adverse effect on prevailing market prices for the Common Stock. In addition, any such sale or such perception could make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon consummation of the offering, the Company will have a total of 5,911,034 shares of Common Stock outstanding, of which the 2,275,000 shares offered hereby will be eligible for immediate sale in the public market without restriction, unless they are held by "affiliates" of the Company within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 3,636,034 shares will be "restricted" securities within the meaning of Rule 144 under the Securities Act and will be eligible for public sale thereunder subject to volume limitations and other conditions of Rule 144, if applicable. As of the date of this Prospectus, the Company and the holders of all of its Common Stock have agreed that they will not sell any shares of Common Stock or related securities of the Company without the prior written consent of Janney Montgomery Scott Inc., for a period of 180 days from the date of this Prospectus. Notwithstanding the foregoing, Mr. Holt reserved the right to make a charitable contribution of up to 100,000 shares of Common Stock which would not be subject to the lock-up agreement. Upon expiration of such 180 day period, 297,841 of the currently outstanding restricted shares will be eligible for public sale under Rule 144 without any volume or other limitations. No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sale, will have on the market price of the Common Stock from time to time or the Company's ability to raise capital through an offering of its equity securities. In addition, the Company plans to file a registration statement within 185 days of the date of this Prospectus to permit the sale of up to 500,000 shares of Common Stock which may be issued to employees in the future pursuant to the Company's 1997 Stock Plan. See "Management -- 1997 Stock Plan" and "Shares Eligible for Future Sale."

                                  THE COMPANY

     The Company was incorporated in New Jersey in 1981 and reincorporated in Delaware in April 1997. The Company has three foreign subsidiaries: inTEST Limited ("inTEST LTD"), a British corporation located in Thame, England, U.K.; inTEST Kabushiki Kaisha ("inTEST KK"), a Japanese corporation located in Kichijoji, Japan; and inTEST PTE, Limited ("inTEST PTE"), a Singapore corporation located in Singapore. The Company maintains its headquarters at 2 Pin Oak Lane, Cherry Hill, New Jersey 08003. The Company's telephone number is
(609) 424-6886 and its Internet e-mail address is postmaster@intest.com.

     The Company and the minority stockholders of each of the Company's foreign subsidiaries have agreed that simultaneous with the closing of the offering, the Company will acquire the minority interests in each of the three foreign subsidiaries by means of the Exchange, pursuant to which the Company will issue shares of its Common Stock in exchange for the shares of stock of each foreign subsidiary held by the minority stockholders. The agreed upon exchange ratio for the minority interests is based on the average percentage contribution of each subsidiary to the Company's consolidated earnings before interest and taxes for the three most recent years. Such average percentage contribution to the Company's consolidated earnings before interest and taxes for inTEST LTD, inTEST KK and inTEST PTE was 20.5%, 12.0% and 2.5%, respectively. In connection with the Exchange, the Company will issue 300,443 shares of Common Stock to the minority stockholders of the foreign subsidiaries. These shares would have a value of approximately $2.5 million assuming an initial public offering price of $8.25 per share.

     Alyn R. Holt, the Company's Chairman and Chief Executive Officer, will receive a total of 48,487 shares of the Company's Common Stock in exchange for his shares of stock in the foreign subsidiaries. Mr. Holt is the only director, officer or stockholder of inTEST CORP who owns shares of common stock in any of the foreign subsidiaries. Each of the minority stockholders of the foreign subsidiaries, including Mr. Holt, will receive shares of the Company's Common Stock based upon the same exchange ratio. See "Principal and Selling Stockholders."


                                USE OF PROCEEDS

     The proceeds to be received by the Company from the sale of the Common Stock offered hereby (net of estimated underwriting discounts and commissions and offering expenses) will be approximately $13.3 million, assuming an initial public offering price of $8.25 per share. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Company does not have a specific budget for the application of the net proceeds, which will be used for working capital, general corporate purposes and possible acquisitions of businesses, technologies or products complementary to the Company's business. A key element of the Company's growth strategy is to seek to acquire businesses, technologies or products involving one or more of the many ATE interface products related to its principal docking hardware and manipulator product lines. If the Company were to make any such acquisition, it might use a significant portion of the net proceeds or incur additional indebtedness in connection with such acquisition. A major purpose of this offering is to enable the Company to act upon acquisition opportunities by providing cash as well as a form of marketable security that can be used to fund one or more acquisitions. At the present time the Company is not engaged in any negotiations with third parties and has no specific agreements or plans with respect to such acquisitions, and there can be no assurance the Company will consummate any acquisition. See "Risk Factors -- Broad Management Discretion as to Use of Proceeds" and "Business -- Strategy."


     Although there can be no assurance, the Company believes it will have, exclusive of the net proceeds of the offering, cash and cash equivalents in excess of the amount necessary to pay a final S corporation distribution to the Company's current stockholders. To the extent the Company does not have sufficient cash and cash equivalents to pay such distribution, the Company may use a portion of the net proceeds to fund a portion of such distribution. If the final S corporation distribution had been made on March 31, 1997, the distribution would have exceeded the Company's available cash and cash equivalents by approximately $1.7 million. See "S Corporation Distributions" and Note 3 of Notes to Consolidated Financial Statements.

     Pending use as set forth above, the Company intends to invest the proceeds in investment-grade, short term, interest-bearing securities or shares of investment companies investing primarily in such securities.

                          S CORPORATION DISTRIBUTIONS

     Prior to the offering, the Company has been a corporation subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, the net earnings of the Company have been taxed, for Federal and certain New Jersey state income tax purposes, as income of the Company's stockholders, and the Company periodically paid dividends to its stockholders in amounts exceeding such stockholders' liabilities for taxes.

     The Company will terminate its S corporation status prior to the sale of the Common Stock offered hereby (the "Termination Date") and distribute to its current stockholders a final amount representing the Company's previously taxed but undistributed S corporation earnings through the Termination Date. The amount of the final distribution would have been approximately $3.4 million if the Termination Date had been March 31, 1997, but the amount distributed will include the Company's actual taxable income through the Termination Date, less distributions to stockholders during that time period. The Company intends to make this distribution, in one or more installments, prior to December 31, 1997. Purchasers of shares of Common Stock in the offering will not receive any portion of the S corporation distribution. The Company believes it will have, exclusive of the net proceeds of the offering, cash and cash equivalents in excess of the amount necessary to pay the final S corporation distribution following the Termination Date. See "Use of Proceeds."

                                DIVIDEND POLICY

     The Company does not anticipate paying cash dividends in the foreseeable future, but intends to retain future earnings, if any, for reinvestment in the operation and expansion of the Company's business. Any determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

                                CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company at March 31, 1997, (ii) the pro forma capitalization at that date reflecting both the issuance of an aggregate of 300,443 shares of Common Stock in the Exchange and the termination of the Company's S corporation status and (iii) the capitalization as adjusted at that date to give effect to the pro forma adjustments described above, the sale of the 1,820,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.25 per share and the receipt of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.


                                                                                  March 31, 1997
                                                                      --------------------------------------
                                                                                  (in thousands)
                                                                                                Pro forma
                                                                      Actual      Pro forma     as adjusted
                                                                      ---------   -----------   ------------
Long term debt  ...................................................    $    148     $    148       $    148
Minority interest  ................................................         291           --             --
                                                                        --------     --------        -------
Stockholders' equity:
 Preferred stock, $0.01 par value; 5,000,000 shares authorized; no
  shares issued or outstanding ....................................          --           --             --
 Common stock, $0.01 par value; 20,000,000 shares authorized;
  3,790,591 shares issued and outstanding actual, 4,091,034 shares issued and outstanding pro forma and 5,911,034 shares issued and
  outstanding pro forma as adjusted  ..............................          38           41             59
 Additional paid-in capital .......................................         689        2,574         15,865
 Retained earnings ................................................       3,461           --             --
 Foreign currency translation adjustment   ........................         (34)         (34)           (34)
                                                                        --------     --------        --------
 Total stockholders' equity .......................................       4,154        2,581         15,890
                                                                        --------     --------        --------
 Total capitalization .............................................    $  4,593     $  2,729       $ 16,038
                                                                        ========     ========        ========

                                   DILUTION

     At March 31, 1997, the pro forma net tangible book value of the Company was $1,073,000 or $0.26 per share of Common Stock. Pro forma net tangible book value per share represents total assets less intangible assets, less total liabilities, divided by the number of shares of Common Stock outstanding at that date after giving effect to the Exchange. After giving effect to the receipt of the net proceeds from the sale of the 1,820,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $8.25 per share, and after deducting underwriting discounts and estimated offering expenses, the pro forma net tangible book value as of March 31, 1997 would have been $14,382,000 or $2.43 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.17 per share to existing stockholders and an immediate dilution of $5.82 per share to new investors purchasing the shares of Common Stock offered hereby. The following table illustrates this dilution on a per share basis:

   Assumed initial public offering price per share .....................             $ 8.25
    Pro forma net tangible book value per share before the offering  ...   $ 0.26
    Increase per share attributable to new investors  ..................     2.17
                                                                           -------
   Pro forma net tangible book value per share after the offering ......               2.43
                                                                                     -------
   Dilution per share to new investors .................................             $ 5.82
                                                                                     =======

     The following table sets forth, as of March 31, 1997, and after giving effect to the Exchange and the offering, the difference between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company (but not those purchased from the Selling Stockholders), the total cash consideration paid and the average price per share.


                                   Shares Purchased          Cash Consideration        Average
                                -----------------------   -------------------------     Price
                                 Number       Percent       Amount        Percent     Per Share
                                -----------   ---------   -------------   ---------   ----------
Existing stockholders  ......   4,091,034         69.2%   $ 1,173,000          7.2%       $0.29
New investors ...............   1,820,000         30.8     15,015,000         92.8         8.25
                                ----------     -------    ------------     -------
 Total(1)  ..................   5,911,034        100.0%   $16,188,000        100.0%
                                ==========     =======    ============     =======

------------
(1) Sales by the Selling Stockholders in the offering will reduce the number of shares held by existing stockholders to 3,636,034 or 61.5% of the total number of shares of Common Stock outstanding after the offering (3,294,784 and 55.7% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 2,275,000 or 38.5% of the total number of shares of Common Stock outstanding after the offering (2,616,250 and 44.3% if the Underwriters' over-allotment is exercised in full).

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table contains certain selected consolidated financial data of the Company and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The consolidated statement of earnings data for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1992, 1993, 1994, 1995 and 1996 have been derived from the Consolidated Financial Statements of the Company which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report included elsewhere in this Prospectus. The consolidated statement of earnings data for the three months ended March 31, 1996 and 1997 and the consolidated balance sheet data as of March 31, 1996 and 1997 are derived from unaudited financial statements. The unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the results of operations for such periods. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this Prospectus.

                                                                                                              Three months ended
                                                                   Years ended December 31,                        March 31,
                                                     ------------------------------------------------------   ------------------
                                                      1992       1993       1994          1995        1996       1996       1997
                                                     ---------  ---------  ---------    --------  ----------  ---------  --------
                                                                       (in thousands, except per share data)
Consolidated Statement of Earnings Data:
Revenues ...........................................  $  6,512   $ 8,875    $  9,287     $ 14,442   $ 18,582    $ 6,089   $ 3,887
Cost of revenues  ..................................     3,258     3,460       3,777        5,191      6,755      1,856     1,602
                                                       --------  --------    --------     --------   --------   --------  --------
Gross profit   .....................................     3,254     5,415       5,510        9,251     11,827      4,233     2,285
Operating expenses:
 Selling expense  ..................................     1,027     1,466       1,491        2,118      2,471        781       493
 Research and development expense   ................       750       953       1,623        1,930      1,928        394       374
 General and administrative expense ................       828     1,229       1,107        1,166      1,812        364       411
                                                       --------  --------    --------     --------   --------   --------  --------
Total operating expenses   .........................     2,605     3,648       4,221        5,214      6,211      1,539     1,278
                                                       --------  --------    --------     --------   --------   --------  --------
Operating income  ..................................       649     1,767       1,289        4,037      5,616      2,694     1,007
Other income (expense):
 Interest income  ..................................        23        20          22           82        147         23        29
 Interest expense ..................................       (50)      (40)         (9)          --        (11)        (5)       (4)
 Other   ...........................................       (17)       35          24          (49)       (35)        (6)      (10)
                                                       --------  --------    --------     --------   --------   --------  --------
 Total other income (expense)    ...................       (44)       15          37           33        101         12        15
                                                       --------  --------    --------     --------   --------   --------  --------
Earnings before income taxes and minority interest .       605     1,782       1,326        4,070      5,717      2,706     1,022
Income tax expense   ...............................       103       254         382          637        858        355       167
                                                       --------  --------    --------     --------   --------   --------  --------
Earnings before minority interest   ................       502     1,528         944        3,433      4,859      2,351       855
Minority interest ..................................       (36)      (64)       (127)        (181)      (213)       (94)      (11)
                                                       --------  --------    --------     --------   --------   --------  --------
Net earnings   .....................................  $    466   $ 1,464    $    817     $  3,252   $  4,646    $ 2,257   $   844
                                                       ========  ========    ========     ========   ========   ========  ========
Pro forma net earnings (1) .........................                                                $  3,370              $   538
Pro forma net earnings per share (1)   .............                                                $   0.82              $  0.13
Pro forma weighted average shares outstanding (1)  .                                                   4,091                4,091
Supplemental pro forma net earnings per share (2)  .                                                $   0.79              $  0.13
Supplemental pro forma weighted average shares
 outstanding (2)  ..................................                                                   4,291                4,291


                                                           December 31,                              March 31, 1997
                                     ---------------------------------------------------------   ----------------------
                                                                                                               Pro
                                      1992        1993        1994        1995        1996       Actual      forma (3)
                                     ---------   ---------   ---------   ---------   ---------   ---------   ----------
                                                                       (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents   ......   $   943     $ 1,034     $ 1,336     $ 1,919     $ 3,692     $ 2,983        $ 2,983
Working capital ..................     1,526       2,546       2,944       4,201       4,377       3,924            560
Total assets .....................     2,976       3,675       4,624       6,352       7,716       7,492          9,056
Long term debt  ..................        --          --          --          --         155         148            148
Total stockholders' equity  ......     1,436       2,448       2,765       4,048       4,587       4,154          2,581

------------
(1) Assumes the termination of the Company's S corporation status effective January 1, 1996 and the completion of the Exchange on January 1, 1996, and as a result reflects the amortization of goodwill associated therewith and the absence of a charge for the minority interest. See Note 3 of Notes to Consolidated Financial Statements.
(2) Supplemental pro forma net earnings per share reflects the assumed issuance of 200,000 shares of Common Stock, based on an assumed initial public offering price of $8.25 per share, to fund distributions to the Company's current stockholders of previously taxed but undistributed S corporation earnings, net of available cash and cash equivalents (estimated to be $1.7 million as of March 31, 1997). See "Use of Proceeds," "S Corporation Distributions" and Note 3 of Notes to Consolidated Financial Statements.
(3) Reflects the acquisition of the minority interests in the Company's foreign subsidiaries pursuant to the Exchange, including goodwill arising from the Exchange, and the effects of the termination of the Company's S corporation status, including the distribution described under "S Corporation Distributions." See Note 3 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     The Company was founded in 1981 to design and develop docking hardware, test head manipulators and related ATE interface products. In 1982, the Company introduced its first docking hardware and the in2 test head manipulator. The Company has designed more than 4,600 products since its inception, and believes that its products have been purchased by most major semiconductor manufacturers. A significant majority of the Company's revenues for the 15 months ended March 31, 1997 was derived from sales of its docking hardware and manipulator products, and the remainder was derived from sales of related ATE interface products.

     The Company's revenues have fluctuated generally as a result of cyclicality in the semiconductor manufacturing industry. The Company believes that purchases of the Company's docking hardware and manipulators are typically made from its customers' capital expenditure budgets, while related ATE interface products, which must be replaced periodically, are typically made from its customers' operating budgets. When semiconductor manufacturing activity generally slowed during much of 1996, many semiconductor manufacturers reduced their capital expenditure budgets and, correspondingly, postponed or cancelled orders for ATE and related equipment. As a result, starting in the second quarter of 1996 through the fourth quarter of 1996, the Company's orders for and sales of docking hardware and manipulators declined substantially. During this same period, orders for and sales of related ATE interface products also declined, but to a lesser extent. Although the Company experienced increased orders for and sales of all of its products in the first quarter of 1997 compared to the fourth quarter of 1996, the Company's revenues were substantially below the record high revenues realized in the first quarter of 1996.

     The Company sells to semiconductor manufacturers and ATE manufacturers either through inTEST account managers or through independent sales representatives. The mix of customers during any given period may affect the Company's gross margin due to the difference in accounting for sales discounts and commissions. Specifically, sales discounts, typical in sales by inTEST account managers to ATE manufacturers worldwide, are a direct reduction of revenue and have the effect of reducing gross margin. In contrast, trade discounts offered on sales to semiconductor manufacturers, while also a reduction in revenue, are generally lower than sales discounts to ATE manufacturers and accordingly have less impact on gross margin. Additionally, commissions paid to independent sales representatives on sales to semiconductor manufacturers in North America and Southeast Asia are charged to selling expense and do not affect gross margin. Consequently, the relative mix of customers for the Company's products and the region of the world where sales are made have affected and will affect the Company's gross margin and selling expense. Operating income, however, has not been materially affected by the foregoing factors, because commissions paid to independent sales representatives plus trade discounts on sales to semiconductor manufacturers are approximately equal to the sales discounts given on sales to ATE manufacturers. See "Business -- Sales and Distribution."

     The Company believes that the ultimate destination of a significant majority of its products is outside the U.S. Approximately 37%, 43%, 49% and 54% of the Company's revenues for the three months ended March 31, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively, were derived from sales by the Company's three foreign subsidiaries. Approximately 5%, 19%, 19% and 6% of the Company's revenues for the three months ended March 31, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively, were derived from sales by inTEST CORP which were shipped to customer locations outside the U.S. Although the Company has exposure to foreign currency fluctuations as a result of its foreign operations, it believes its exposure to foreign currency fluctuations is not significant. Foreign currency transaction gains and losses were ($31,000), ($43,000) and $25,000 in 1996, 1995 and 1994, respectively. The minority interest shown in the Company's Consolidated Financial Statements reflects the approximately 21% interest in each of the Company's three foreign subsidiaries which are to be acquired upon the closing of the offering pursuant to the Exchange.

     Prior to the offering, the Company and its stockholders elected to be treated as an S corporation for Federal and New Jersey state income tax purposes. Accordingly, while the Company's Consolidated Financial Statements reflect income tax expense related to its foreign operations and certain state income taxes, they do not include a provision for Federal income tax expense. In connection with the offering, the Company will terminate its S corporation status and will become subject to Federal and additional New Jersey state income taxes in future years. Management anticipates that the Company's prospective effective tax rate will approximate 40%, although this rate could fluctuate from period-to-period depending on the mix of domestic and foreign earnings, the availability of foreign tax credits and on other factors. The Company will also begin to provide for deferred income taxes in future periods, although no provision will be made for foreign earnings intended to be permanently invested abroad, which approximate $1.0 million at March 31, 1997. The Company believes the effect of such additional taxes on the Company's liquidity will be more than offset by the elimination of the Company's practice, as an S corporation, of distributing dividends to its stockholders. Such dividends totaled 88%, 61% and 79% of the Company's net earnings in 1996, 1995 and 1994, respectively.

Results of Operations

     The following table sets forth, for the periods indicated, the percentage of the Company's revenues represented by certain line items of its Consolidated Statements of Earnings:

                                                                                              Three months ended
                                                            Years ended December 31,              March 31,
                                                        ---------------------------------   ----------------------
                                                         1994        1995        1996        1996        1997
                                                        ---------   ---------   ---------   ---------   ----------
Revenues   ..........................................      100.0%      100.0%      100.0%      100.0%       100.0%
Cost of revenues ....................................       40.7        35.9        36.4        30.5         41.2
                                                         -------     -------     -------     -------      -------
Gross margin  .......................................       59.3        64.1        63.6        69.5         58.8
Operating expenses:
 Selling expense ....................................       16.0        14.6        13.3        12.8         12.7
 Research and development expense  ..................       17.5        13.4        10.4         6.5          9.6
 General and administrative expense   ...............       11.9         8.1         9.7         6.0         10.6
                                                         -------     -------     -------     -------      -------
  Total operating expenses   ........................       45.4        36.1        33.4        25.3         32.9
                                                         -------     -------     -------     -------      -------
Operating income ....................................       13.9        28.0        30.2        44.2         25.9
Other income  .......................................        0.4         0.2         0.5         0.2          0.4
                                                         -------     -------     -------     -------      -------
Earnings before income taxes and minority interest .        14.3        28.2        30.7        44.4         26.3
Income tax expense  .................................        4.1         4.4         4.6         5.8          4.3
Minority interest   .................................       (1.4)       (1.3)       (1.1)       (1.5)        (0.3)
                                                         -------     -------     -------     -------      -------
Net earnings  .......................................        8.8%       22.5%       25.0%       37.1%        21.7%
                                                         =======     =======     =======     =======      =======

Three Months Ended March 31, 1997 Compared to Three Months Ended March 31, 1996

     Revenues. Revenues were $3.9 million for the first quarter of 1997 compared to a record $6.1 million for the same period in 1996, a decrease of $2.2 million or 36%. The substantial fluctuation in revenues followed the cyclicality of the semiconductor industry during the same periods. Revenues for the first quarter of 1996 reflected an increased level of capital expenditures in the semiconductor industry, which was followed by a general decline in such expenditures during much of the balance of 1996. Revenues for the first quarter of 1997, although down from the first quarter of 1996, indicate an increase in commitments for capital expenditures which began in the industry at the end of 1996. As a result, revenues for the first quarter of 1997 exceeded revenues for the fourth quarter of 1996 by 46% or $1.2 million, and the Company's backlog increased from $1.8 million at December 31, 1996 to $2.3 million at March 31, 1997.

     Gross Margin. Gross margin declined to 59% for the first quarter of 1997 from 70% for the same period in 1996. The decrease was principally attributable to the fact that sales to ATE manufacturers generated approximately one-third of the Company's revenues in the first quarter of 1997 compared to approximately one-fifth in the first quarter of 1996. The Company believes that this shift in customer mix is not indicative of a trend. The reduced gross margin also reflects higher incremental material costs, due to lower manufacturing levels, and higher fixed costs (principally rent, depreciation and salaries) for the first quarter of 1997 compared to the same period in 1996.

     Selling Expense. Selling expense was $0.5 million for the first quarter of 1997 compared to $0.8 million for the same period in 1996, a decrease of $0.3 million or 37%. The decrease was due principally to a decrease in commissions and other variable expenses associated with lower sales activity, as well as a lower percentage of revenues from commission sales to semiconductor manufacturers.

     Research and Development Expense. Research and development expense was $0.4 million for the first quarter of both 1997 and 1996. The primary component of research and development expense is compensation, which did not change materially for the first quarter of 1997 compared to the same period in 1996. Most of the Company's technical staff are engaged in both research and development and sales functions.

     General and Administrative Expense. General and administrative expense was $0.4 million for the first quarter of both 1997 and 1996. The primary component of general and administrative expense is compensation, which did not change materially for the first quarter of 1997 compared to the same period in 1996.

     Income Tax Expense. As an S corporation, net earnings are taxed as income to the Company's stockholders for Federal income tax. However, income tax expense includes certain state income taxes and taxes imposed by foreign jurisdictions. Income tax expense decreased to $0.2 million for the first quarter of 1997 from $0.4 million for the same period in 1996, a decrease of $0.2 million or 53%, primarily as a result of reduced operating income on lower revenues, offset by an increase in the Company's effective tax rate. The Company's effective tax rate was 16% for the first quarter of 1997 compared to 13% for the same period in 1996. The increase in the effective tax rate was caused primarily by a greater percentage of earnings before income taxes and minority interest being attributable to the Company's foreign subsidiaries.

1996 Compared to 1995

     Revenues. Revenues were $18.6 million for 1996 compared to $14.4 million for 1995, an increase of $4.2 million or 29%. The increase was due to the higher levels of shipments of the Company's products during the first nine months of 1996, which were based on orders placed by semiconductor manufacturers during late 1995 and early 1996. The Company did not increase sales prices significantly in 1996. The Company believes that more than half of the Company's increased revenues was from sales of products used in the testing of mixed signal devices, and the balance was from sales of products used in the testing of digital devices, such as microprocessors and microcontrollers, and numerous other devices used in the automotive, computer, telecommunications and other industries.

     Gross Margin. Gross margin remained constant at 64% for both 1996 and 1995. The percentage of the Company's revenues derived from sales to ATE manufacturers increased by 8% in 1996 compared to 1995, which had the effect of reducing gross margin for 1996. The reduction in gross margin was offset by the improved absorption of fixed costs over the higher revenue base and reduced incremental material costs due to volume discounts received in the first two quarters of 1996.

     Selling Expense. Selling expense was $2.5 million for 1996 compared to $2.1 million for 1995, an increase of $0.4 million or 17%. The increase was attributable to increased variable costs associated with higher sales activity in 1996. Selling expense as a percentage of revenues decreased in 1996 compared to 1995 because of an increase in non-commission sales as a percentage of revenues. Salaries associated with sales activities were the same for 1996 as for 1995, as management elected not to expand its sales staff in anticipation of third and fourth quarter reductions in capital expenditures by semiconductor manufacturers.

     Research and Development Expense. Research and development expense was $1.9 million for both 1996 and 1995. Compensation expense incurred in research and development activities for 1996 increased $0.2 million or 22% over 1995 due to an increase in staffing levels and associated costs. The increase was offset by a $0.2 million or 45% decrease in amounts spent for materials.

     General and Administrative Expense. General and administrative expense was $1.8 million for 1996 compared to $1.2 million for 1995, an increase of $0.6 million or 55%. The majority of the increase was attributable to additional compensation and costs associated with newly hired staff in accounting, MIS and finance functions and salary increases of other administrative personnel.

     Income Tax Expense. The Company's effective tax rate decreased slightly in 1996 to 15% compared to 16% for 1995 due principally to a decrease in the contribution of earnings before income taxes and minority interest from the Company's foreign subsidiaries.

1995 Compared to 1994

     Revenues. Revenues were $14.4 million for 1995 compared to $9.3 million for 1994, an increase of $5.1 million or 56%. The increase was due to the higher levels of shipments of the Company's products throughout 1995, reflecting increased demand as semiconductor manufacturers expanded manufacturing capacity in excess of historical rates. The increase in revenues was principally related to volume increases as the Company did not increase sales prices significantly in 1995. As in 1996, the Company believes the increase in revenues was attributable to increased sales of products used during the testing of complex integrated circuits.

     Gross Margin. Gross margin was 64% for 1995 compared to 59% for 1994, an increase of 5%. The improvement in gross margin was primarily the result of lower incremental material costs due to increased purchasing volume, improved overhead absorption of fixed costs over the higher revenue base and a 10% reduction in the percentage of revenues derived from sales to ATE manufacturers.

     Selling Expense. Selling expense was $2.1 million for 1995 compared to $1.5 million for 1994, an increase of $0.6 million or 42%. The increase was attributable to increased variable costs associated with the increase in revenues for 1995 primarily including commissions on sales to semiconductor manufacturers by independent sales representatives which increased $0.2 million or 53%. Salaries associated with sales activities also increased $0.2 million or 56% due to the hiring of additional staff in 1995.

     Research and Development Expense. Research and development expense was $1.9 million for 1995 compared to $1.6 million for 1994, an increase of $0.3 million or 19%. Compensation expense incurred in research and development activities for 1995 increased $0.1 million or 12% due primarily to salary increases. In addition, amounts spent for materials increased $0.2 million or 63%.

     General and Administrative Expense. General and administrative expense was $1.2 million for 1995 compared to $1.1 million for 1994, an increase of $0.1 million or 5%, resulting primarily from increased professional expenses related to patent applications in Europe and Asia and consulting fees.

     Income Tax Expense. The Company's effective tax rate declined significantly in 1995 to 16% compared to 29% for 1994. The decrease was a function of a significantly greater percentage of earnings before income tax and minority interest being attributable to the Company's domestic operations in 1995 (65%) compared to 1994 (26%).

Quarterly Results of Operations

     The following tables present certain unaudited consolidated quarterly financial information for each of the nine quarters ended March 31, 1997. In the opinion of the Company's management, this quarterly information has been prepared on the same basis as the Consolidated Financial Statements set forth elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the periods presented when read in conjunction with the Consolidated Financial Statements and Notes thereto. The results of operations for any quarter are not necessarily indicative of results for the full year or for any future period.

     The Company's business is not seasonal, therefore year-over-year quarterly comparisons of the Company's results of operations may not be as meaningful as the sequential quarterly comparisons set forth below which tend to reflect the cyclical activity of the semiconductor industry as a whole. Quarterly fluctuations in expenses either are related directly to sales activity and volume, or tend to be a function of personnel costs and the timing of expenses incurred throughout a year. See "Risk Factors -- Fluctuations in Revenues and Operating Results."

                                                          Three months ended
                                            -----------------------------------------------
                                            Mar. 31,    June 30,    Sept. 30,    Dec. 31,
                                              1995        1995        1995         1995
                                            ----------  ----------  -----------  ----------
                                                            (in thousands)
Consolidated Statement of Earnings Data:
Revenues .................................    $ 3,158     $ 3,094     $  3,867     $ 4,323
Cost of revenues  ........................      1,441       1,225        1,479       1,046
                                               -------     -------     --------     -------
Gross profit   ...........................      1,771       1,869        2,388       3,277
                                               -------     -------     --------     -------
Operating expenses:
 Selling expense  ........................        313         411          576         818
 Research and development expense   ......        360         415          491         664
 General and administrative expense ......        205         286          216         459
                                               -------     -------     --------     -------
  Total operating expenses ...............        878       1,112        1,283       1,941
                                               -------     -------     --------     -------
Operating income (loss) ..................        839         757        1,105       1,336
Other income (expense)  ..................         15          35          (24)          7
                                               -------     -------     --------     -------
Earnings (loss) before income taxes and
 minority interest   .....................        854         792        1,081       1,343
Income tax expense   .....................        208         181          109         139
Minority interest ........................        (65)        (43)         (30)        (43)
                                               -------     -------     --------     -------
Net earnings (loss)  .....................    $   581     $   568     $    942     $ 1,161
                                               =======     =======     ========     =======
As a Percentage of Revenues:
Revenues .................................      100.0%      100.0%       100.0%     100.0%
Cost of revenues  ........................       45.6        39.6         38.2        24.2
                                               -------     -------     --------     -------
Gross margin   ...........................       54.4        60.4         61.8        75.8
                                               -------     -------     --------     -------
Operating expenses:
 Selling expense  ........................        9.9        13.3         14.9        18.9
 Research and development expense   ......       11.4        13.4         12.7        15.4
 General and administrative expense ......        6.5         9.2          5.6        10.6
                                               -------     -------     --------     -------
  Total operating expenses ...............       27.8        35.9         33.2        44.9
                                               -------     -------     --------     -------
Operating income (loss) ..................       26.6        24.5         28.6        30.9
Other income (expense)  ..................        0.5         1.1         (0.6)        0.2
                                               -------     -------     --------     -------
Earnings (loss) before income taxes and
 minority interest   .....................       27.1        25.6         28.0        31.1
Income tax expense   .....................        6.6         5.8          2.8         3.2
Minority interest ........................       (2.1)       (1.4)        (0.8)       (1.0)
                                               -------     -------     --------     -------
Net earnings (loss)  .....................       18.4%       18.4%        24.4%      26.9%
                                               =======     =======     ========     =======



                                            Mar. 31,    June 30,    Sept. 30,      Dec. 31,     Mar. 31,
                                              1996        1996        1996           1996         1997
                                            ----------  ----------  -----------   ----------   -----------
Consolidated Statement of Earnings Data:
Revenues .................................    $ 6,089     $ 5,043     $  4,780       $2,670       $ 3,887
Cost of revenues  ........................      1,856       1,732        1,850        1,317         1,602
                                               -------     -------     --------        ------      -------
Gross profit   ...........................      4,233       3,311        2,930        1,353         2,285
                                               -------     -------     --------        ------      -------
Operating expenses:
 Selling expense  ........................        781         555          586          549           493
 Research and development expense   ......        394         456          425          653           374
 General and administrative expense ......        364         509          453          486           411
                                               -------     -------     --------        ------      -------
  Total operating expenses ...............      1,539       1,520        1,464        1,688         1,278
                                               -------     -------     --------        ------      -------
Operating income (loss) ..................      2,694       1,791        1,466         (335)        1,007
Other income (expense)  ..................         12          20           39           30            15
                                               -------     -------     --------        ------      -------
Earnings (loss) before income taxes and
 minority interest   .....................      2,706       1,811        1,505         (305)        1,022
Income tax expense   .....................        355         290          180           33           167
Minority interest ........................        (94)        (86)         (67)          34           (11)
                                               -------     -------     --------        ------      -------
Net earnings (loss)  .....................    $ 2,257     $ 1,435     $  1,258      ($  304)      $   844
                                               =======     =======     ========        ======      =======
As a Percentage of Revenues:
Revenues .................................      100.0%      100.0%       100.0%      100.0%        100.0%
Cost of revenues  ........................       30.5        34.3         38.7         49.3          41.2
                                               -------     -------     --------        ------      -------
Gross margin   ...........................       69.5        65.7         61.3         50.7          58.8
                                               -------     -------     --------        ------      -------
Operating expenses:
 Selling expense  ........................       12.8        11.0         12.2         20.5          12.7
 Research and development expense   ......        6.5         9.0          8.9         24.5           9.6
 General and administrative expense ......        6.0        10.1          9.5         18.2          10.6
                                               -------     -------     --------        ------      -------
  Total operating expenses ...............       25.3        30.1         30.6         63.2          32.9
                                               -------     -------     --------        ------      -------
Operating income (loss) ..................       44.2        35.5         30.7        (12.5)         25.9
Other income (expense)  ..................        0.2         0.4          0.8          1.1           0.4
                                               -------     -------     --------        ------      -------
Earnings (loss) before income taxes and
 minority interest   .....................       44.4        35.9         31.5        (11.4)         26.3
Income tax expense   .....................        5.8         5.7          3.8          1.3           4.3
Minority interest ........................       (1.5)       (1.7)        (1.4)         1.3          (0.3)
                                               -------     -------     --------        ------      -------
Net earnings (loss)  .....................       37.1%       28.5%        26.3%       (11.4%)        21.7%
                                               =======     =======     ========        ======      =======

Liquidity and Capital Resources

     The Company has funded its working capital requirements principally through net cash provided by operations. As of March 31, 1997, the Company had $3.0 million in cash and cash equivalents and $3.9 million in working capital. Net cash provided by operations was $0.3 million, $5.5 million, $2.7 million and $1.0 million for the first quarter of 1997, and for the years ended December 31, 1996, 1995 and 1994, respectively, and principally consisted of net earnings.

     Purchases of machinery, equipment and leasehold improvements in 1996 were $0.6 million, including $0.2 million to purchase a coordinate measuring machine for the Company's Cherry Hill, New Jersey facility. In 1996, the Company leased a 28,630 square foot office and manufacturing facility in Cherry Hill, New Jersey and spent approximately $0.2 million on leasehold improvements and furniture costs to outfit this facility, which houses the Company's domestic manufacturing and customer operations and administrative functions. The Company also leased 3,077 square feet of office and manufacturing space in Singapore during 1996 and spent approximately $0.2 million on leasehold improvements and furniture expenditures to outfit this facility, which houses the Company's Southeast Asian customer operations office and is anticipated to be utilized for additional manufacturing operations commencing in 1998.

     The Company has a five-year $0.2 million term loan, due in August 2001, and a $1.5 million revolving line of credit with a commercial bank. The interest rate on the term loan is fixed at 8.65%, and the revolving line of credit bears interest at the bank's prime lending rate. The term loan is collateralized by liens on certain equipment and furnishings located at the Company's Cherry Hill, New Jersey facility. The revolving line of credit is collateralized by a pledge of certain assets of inTEST CORP. No amounts were outstanding under the line of credit as of March 31, 1997 or December 31, 1996. The Company does not have any capital lease obligations.

     The Company believes that existing cash and cash equivalents, its available line of credit, anticipated net cash provided by operations and the net proceeds from the offering will be sufficient to meet the Company's cash requirements for the next 24 months. However, if the Company were to make any acquisitions, the Company may require additional equity or debt financing to meet working capital requirements or capital expenditure needs.

     Although the Company has historically paid cash dividends to its stockholders, the Company does not anticipate that it will pay any dividends for the foreseeable future following the offering, except for the final S corporation distribution. See "Use of Proceeds," "S Corporation Distributions" and Note 3 of Notes to Consolidated Financial Statements. The Company intends to retain future earnings, if any, for reinvestment in the operation and expansion of the Company's business.

                                   BUSINESS

     The Company is a leading independent designer, manufacturer and marketer of docking hardware and test head manipulators, which are used with automatic test equipment ("ATE") by semiconductor manufacturers during the testing of wafers and packaged devices. The Company believes it is a leader based upon its knowledge and experience in the industry. The Company also designs and markets related ATE interface products including high performance test sockets, interface boards and probing assemblies. The Company's products are designed to improve the utilization and cost-effectiveness of ATE (including testers, wafer probers and device handlers) during the testing of linear, digital and mixed signal integrated circuits. Since inception in 1981, the Company has developed and continues to support over 4,600 products and has been granted 13 U.S. patents for its technology.

     The Company's largest customers include Lucent Technologies, Motorola, SGS Thomson and Texas Instruments among semiconductor manufacturers, and Credence Systems, LTX and Teradyne among ATE manufacturers. The Company designs, markets and supports its products globally both through Company account managers based in New Jersey, Texas, California, the U.K., Singapore and Japan and through independent sales representatives in the U.S. and abroad. The Company's executive offices are located in Cherry Hill, New Jersey. Manufacturing facilities are located in New Jersey and the U.K.

Industry Background

     Testing is an integral and necessary step during the design and manufacture of wafers and packaged devices. The increasing worldwide demand for semiconductors in recent years has led to an increase in the demand for ATE. According to VLSI Research Inc., in 1996 semiconductor manufacturers spent an estimated $3.7 billion on testers (the test head and mainframe cabinet) and $1.3 billion on wafer probers and device handlers. The increasing complexity of wafers and packaged devices, as manifested by larger wafers, higher speeds, growing pin counts, smaller packaged devices and greater levels of integration has changed the design, architecture and complexity of ATE used during the testing of such devices.

     Testers range in price from approximately $0.5 million to over $3.0 million each depending primarily on the complexity of the device to be tested and the number of test heads, typically one or two, with which each tester is configured. Probers and handlers range in price from approximately $0.1 to $0.5 million. A typical test floor of a large semiconductor manufacturer can have approximately 100 test heads and 100 probers or 250 handlers available for use at any one time. Given such a substantial investment, semiconductor manufacturers employ testing processes which seek to maximize ATE and floor space utilization.

     Each integrated circuit is tested at least twice during the manufacturing process to ensure the functional and electrical performance of the circuits prior to shipment to the device user. After wafer fabrication, each circuit on a wafer is automatically positioned under a probing assembly by a prober where the individual circuits on the wafer are tested (the "front-end test"). After device packaging, devices are individually fed by the handler to an environmentally controlled test socket where the device is again tested (the "back-end test"). Manipulators facilitate the movement of a test head to a prober or handler, and "docking" describes the function of connecting a test head to a prober or handler with mechanically engineered hardware. Shown below is a schematic depiction of the major steps in the semiconductor manufacturing process.

            [Schematic depiction of the fabrication of an integrated circuit using blocks to represent each major step of the process from raw wafer to finished device with special emphasis on "Wafer Test" and "Final Test."]

     Until the early 1970s, testers were designed with the interface circuits (also referred to as pin electronics) mounted inside the tester's mainframe cabinet and connected the pin electronics to the prober's probing assembly or to the handler's test socket via an electrical cable, typically five to ten feet long. As devices became faster, more complex and more precise, signal distortion inherent with the use of such cables resulted in degraded test results. Although certain devices are still tested in this manner, such devices tend to be used in older, less technologically advanced applications.

     During the 1970s, tester manufacturers responded by moving the pin electronics from the tester's mainframe cabinet to an independent test head, which could be directly mated with a prober or handler, thereby eliminating the problems associated with using cables as the connection between the tester's pin electronics and the prober or handler. Direct mating of the test head pin electronics to the prober's probing assembly or to the handler's test socket was accomplished by mounting the test head directly to the prober or handler with a pivot-mechanism manipulator resembling a waffle iron. Such a combination resulted in the test head being "dedicated" to only one prober or one handler.

     Dedicated manipulators are of greatest value in ATE systems in which the test head is infrequently disconnected and re-connected to and from one prober or handler to another prober or handler. Consequently, dedicated manipulators are used (i) primarily at front-end test, where large, homogeneous lots of wafers are tested for long, uninterrupted periods of time, and (ii) at back-end test, where high volume, commodity devices such as DRAMs are tested in large lots. However, back-end non-commodity devices, such as microcontrollers and telecommunications devices, generally are tested in smaller lots due to varying package types and test specifications, thereby requiring frequent handler changes.

     In 1980, free-standing manipulators were introduced to minimize ATE downtime and increase device testing throughput. Such manipulators used hand-cranked lead screws to position a test head to a prober or handler. These early manipulators were only marginally better than the waffle-iron design and did not significantly improve ATE utilization due to the lack of motion freedom necessary for successful docking.

     Users of these early manipulators attempted to precisely align fragile pin electronics to test sockets and probing assemblies without docking hardware. Lack of proper docking hardware often can cause deterioration and damage to the interface boards, test sockets or probing assemblies. Such damage can lead to compromised or inaccurate test results and the rejection of good wafers or devices (yield loss), or, more costly, the acceptance of unsatisfactory wafers or devices (quality error). In addition, successfully connecting a test head held by a free-standing manipulator to a prober or handler without docking hardware is difficult and time-consuming.

     The Company's docking hardware and free-standing universal manipulators are designed to improve the utilization of ATE, particularly ATE employed in back-end non-commodity flexible testing environments, by facilitating the quick, easy and safe changeover of test heads to probers and handlers. Shown below is a graphic representation of a current, typical ATE system configuration.

            [Graphic representation of an ATE test system showing a side-docking device handler and an in2 test head manipulator holding the test head in the undocked position. Test head and handler are shown equipped with in TEST docking hardware.]

     The Company's docking hardware products mechanically control the intimate interface between the test head's interface board and the prober's probing assembly or handler's test socket. As a result, fragile interface boards, test sockets or probing assemblies are protected from damage during docking. The Company's docking hardware allows semiconductor manufacturers to achieve cost savings by (i) improving ATE utilization, (ii) improving the accuracy and integrity of test results and (iii) reducing the need to repair or replace expensive ATE interface products. The Company's docking hardware can be designed for use with substantially all makes and models of test heads, probers and handlers, and can usually be designed to allow all the ATE on a test floor to be mechanically plug-compatible. Plug-compatibility simplifies the docking procedures, allowing for increased flexibility and utilization of test heads, probers and handlers on a test floor.

     The Company's free-standing universal manipulators are designed to be used in either a dedicated or a flexible test environment. In addition, the Company's manipulators have been engineered to hold test heads in what seeks to replicate a "zero gravity" free space. As a result, an operator using no more than 22 pounds of force can reposition the test head by grasping it in his or her hands and gently moving the test head into position to dock with a prober or handler. Test heads currently in use weigh up to approximately 900 pounds and measure up to a cubic yard in volume.

     A test head held in the Company's free-standing universal manipulator and equipped with the Company's docking hardware can be easily, quickly and safely docked to any handler. After testing a particular production lot of devices, the test head can quickly and easily be disconnected and docked to another handler for testing either a subsequent lot of the same packaged device or to test a different device.

     The continued development of more complex devices will require faster, higher pin count, and larger and heavier test heads. The Company believes that semiconductor manufacturers will continue to demand docking hardware and manipulators which exhibit corresponding design changes and improvements in utilization and functionality.

Strategy

     The Company's goals are to supply the highest quality docking hardware, test head manipulators and related ATE interface products, and to provide the most cost effective ATE interface solutions to the semiconductor industry. The following elements, all of which are interrelated, form the basis of inTEST's strategy:

     Capitalize on Experience and Expertise. Over the past 15 years, the Company has developed numerous generations of docking hardware and test head manipulators. The Company has designed, and continues to support, over 4,600 unique products and maintains over 5,100 computerized engineering drawings. Substantially all of the Company's products are customized to a customer's particular ATE system configuration. As a result, the Company has accumulated substantial technical design expertise, evidenced in part by having been granted 13 U.S. patents to date, with two U.S. patent applications pending. The Company's product development efforts are focused on the needs of semiconductor manufacturers and seek to establish the Company's docking hardware and manipulator products as the industry standard. For example, the Company is currently developing a new series of fully-automatic, microprocessor-controlled dedicated manipulators (the Test Head Hoist). These manipulators are primarily designed for front-end wafer and back-end commodity device testing, two market segments which the Company has not traditionally targeted.

     Maintain Customer Relationships. As an independent provider of docking hardware and test head manipulators, the Company has cultivated and maintains close working relationships with nearly all major semiconductor and ATE manufacturers. The long term and interactive nature of such customer relationships provides the Company's account managers with hands-on knowledge of leading-edge test procedures, test room protocol, ATE systems and the economics of testing. The Company works with its customers in identifying ATE interface problems, defines and custom designs product solutions, installs the Company's products and provides post- installation follow-up and operational support. The Company believes that by maintaining such relationships, it will be able to respond quickly to new ATE interface applications. The Company believes that its direct access to a broad and diversified base of ATE system environments provides it with an important competitive advantage.

     Expand International Presence. The Company intends to add manufacturing capabilities to its existing facility in Singapore in 1998 and to consider establishing operations in other key back-end markets such as

China, Malaysia, the Philippines, Taiwan or Thailand. The Company believes that proximity to semiconductor manufacturers enables the Company to respond more quickly and accurately to its customers' needs. In addition, employing account managers native to such markets minimizes language and cultural barriers and provides market-specific technical and operational insight.

     Pursue Complementary Acquisitions. The Company will seek to acquire businesses (domestic or foreign), technologies or products that are complementary to the Company's docking hardware and manipulator products, including related ATE interface products that must be replaced periodically and could result in additional recurring revenues. The Company is not currently a party to any agreement or understanding with respect to any acquisition, nor has it identified any specific acquisition targets. However, there are numerous companies which manufacture related ATE interface products that the Company believes could enhance its ability to provide its customers with the means to improve the efficiency and cost-effectiveness of semiconductor testing processes. The Company does not intend to expand its lines of docking hardware and manipulators by acquisition, nor to acquire tester, prober or handler manufacturers.

Products

     The Company designs, manufactures and markets docking hardware and test head manipulators used by semiconductor manufacturers during the testing of wafers and packaged devices. The Company also designs and markets related ATE interface products. The Company's products are designed to improve the utilization and cost-effectiveness of testers, wafer probers and device handlers. Substantially all of the Company's products are customized for use with particular ATE and, in the case of docking hardware, also to achieve plug-compatibility among particular combinations of ATE. The Company's docking hardware, manipulators and related ATE interface products are designed for use with more than 175 test heads, 30 probers and 300 handlers, all of which are mechanically unique makes and models. The Company has designed and continues to support more than 4,600 products, any of which can be manufactured upon request.

Docking Hardware and ATE Interface Products

     The Company's docking hardware is designed for use with floating-head universal manipulators, which are used when maximum mobility and inter-changeability of handlers between test heads is required. The Company's docking hardware provides the mechanical control to safely connect, with near zero electrical length, the test interface board with either the probing assembly on a prober or the test socket on a handler. A simple cam action docks and locks the test head to the prober or handler so that the two become a single mechanism which prohibits motion of the test head relative to the prober or handler. This minimizes deterioration of the interface boards, test sockets and probing assemblies caused by the constant vibration characteristic of the operation of all probers and handlers. The Company's docking hardware allows an operator to manually align the probing assembly or test socket to within .005" with respect to the interface board on the test head. Shown below is a graphic representation of a test head and handler in the un-docked position.

            [Graphic representation of a test head and handler in the un-docked position showing details of inTEST docking hardware.]

     The Company offers six standard four-cam families and three standard three-cam families with load ratings of 200, 400 and 600 pounds. The Company's docking families are primarily distinguished from one another by the number of docking cams and guide pins, the load rating and the size of test head interface boards that can be used with each particular family of docking hardware. The Company's docking hardware products range in price from approximately $2,000 to $12,000.

     The Company's docking hardware products are distinguished from those offered by ATE manufacturer competitors by the ability of the Company's products to make multiple competing brands of test heads plug-compatible with multiple brands of probers and handlers used by a semiconductor manufacturer by only changing interface boards. Creating such plug-compatibility requires detailed information about competing ATE that would generally not be available to a competing ATE manufacturer. Plug-compatibility permits non-commodity semiconductor manufacturers to reduce the changeover time required to un-dock a test head from one handler and dock it to another handler between production lots or when changing the device type being tested.

     In addition, the Company designs and sells a variety of related ATE interface products including high performance test sockets, interface boards, probing assemblies and other products. The Company custom designs all docking hardware and related ATE interface products for the specific combinations of test heads and probers or handlers used by its customers.

Manipulator Products

     in2 Test Head Positioner. The in2 Test Head Positioner ("in2") is a universal manipulator which can be designed to hold any test head. A universal manipulator enables the test head to be repositioned for alternate use with any one of several probers or handlers on a test floor. The in2 is distinguished from universal manipulators manufactured by competitors by its innovative, floating-head design. The design of the in2 allows a test head to be held in an effectively weightless state, moved up or down, right or left, forward or backward and rotated around each axis (six degrees of motion freedom) by an operator using no more than 22 pounds of force. Consequently, an operator can manually reposition the test head by grasping it in his or her hands and gently moving the test head into position to dock with the prober or handler. This same design feature allows the operator to dock the test interface board (which is used to connect the test head's pin electronics to the probing assembly on a prober or to the test socket on a handler) with near zero electrical length between the pin electronics and the probing assembly or the test socket, while protecting the fragile electrical contacts from inadvertent damage during the docking action.

     The Company manufactures six styles of the in2, all of which are available in eight different load-rated sizes. The styles include one tumble mode style and five cable pivot style manipulators. Each style provides a distinct combination of performance characteristics suited to different customer applications. A tumble mode positioner might be specified for various reasons including test head form factor, compatibility with in-line automation, cable support simplicity or cost minimization. Reasons for specifying a cable pivot positioner could include providing improved handling characteristics necessary for larger test heads, the ability to handle test heads with short mainframe-to-test head cables or the necessity to position the test head close to the floor. In addition, the Company designs telescopic cable supports to be used with its cable pivot manipulators; these cable supports minimize bending and twisting stress to mainframe-to-test head cables, which can be delicate yet weigh several hundred pounds. The in2 ranges in price from approximately $12,000 to $100,000 depending upon load capacity, manipulator style and the type of cable management.

     Test Head Hoist. In July 1996, the Company introduced a new, fully-automatic, electrically-powered and microprocessor-controlled dedicated manipulator called the Test Head Hoist ("THH"). The patented, overhead design of the THH series manipulator uses a powered scissor mechanism to raise and lower a test head to a prober or a top docking handler. This design enables a THH to dock very large test heads (weight tested to 1,000 pounds) within .005". Shown below is a graphic representation of the THH.

            [Graphic representation of the Test Head Hoist with test head and prober shown from 3/4 front view.]

     Although the Company has had no sales of the THH series manipulator to date, the Company believes that the THH series of manipulators will be attractive to semiconductor manufacturers for testing 300 mm wafers and packaged memory devices. The Company's THH is the only fully-automatic manipulator which enables a test head to be automatically docked to a prober or handler with the push of one button. The Company believes that the THH enables semiconductor manufacturers to increase floor space utilization of their ATE test systems by 25% to 40% over that achieved by waffle-iron style dedicated manipulators or universal manipulators because a THH series manipulator has a virtually zero "footprint." The Company does not expect significant sales of the THH manipulators before 1999.

Markets and Customers

     The Company markets its products globally to semiconductor manufacturers and, to a lesser extent, ATE manufacturers on an OEM basis. The Company believes that it sells to most major semiconductor manufacturers in the world. The Company's docking hardware and universal manipulators are primarily used during back-end testing of non-commodity packaged devices. Such devices include linear, digital and mixed signal integrated circuits (such as microprocessors, digital signal processing chips, ASICs and non-commodity memory devices) and primarily have applications in the automotive, computer, consumer products and telecommunications industries.

     The Company believes its sales of docking hardware and manipulators are a function of the general level of capital expenditures by semiconductor manufacturers. In addition, the Company's sales of docking hardware generally are driven by changes in device designs or test methods, industry-wide volume of device testing, sales of new handlers and, to a lesser extent, sales of new test heads. In the past, sales of the Company's docking hardware generally have been strong when spending for test heads was low. During such times, the Company believes that semiconductor manufacturers seek to improve the utilization, performance and efficiency of existing ATE by purchasing docking hardware. The Company's sales of manipulators generally follow purchases of test heads by the Company's semiconductor manufacturer customers. The Company believes its sales of related ATE interface products primarily depend upon operating expenditures of the Company's semiconductor manufacturer customers.

     Both North American and European semiconductor manufacturers have located most of their back-end factories in Southeast Asia. The front-end wafer fabrication plants of U.S. semiconductor manufacturers are primarily in the U.S. Likewise, European, Taiwanese, South Korean and Japanese semiconductor manufacturers primarily have located their wafer fabs in their respective countries. The Company's sales to Japanese semiconductor manufacturers primarily consist of test sockets and interface boards. Sales of docking hardware and universal manipulators have been limited in Japan and South Korea because manufacturers in these countries emphasize mass-produced products such as memory devices and other commodity devices. Commodity devices are typically tested using dedicated manipulators rather than universal manipulators with docking hardware.

     As part of the Company's strategy to be domiciled in its major markets, the Company established inTEST LTD in the U.K. in 1985, inTEST KK in Japan in 1987 and inTEST PTE in Singapore in 1990. inTEST LTD designs, manufactures and markets the Company's products principally in the European market. inTEST KK was established to be a liaison office with Japanese ATE manufacturers and to market inTEST products in Japan. In addition, inTEST KK initiated the Company's business of designing and marketing related ATE interface products. inTEST PTE designs, markets and provides technical support to customers in Southeast Asia, and it intends to commence manufacturing operations in Singapore in 1998.

     The Company has maintained long term relationships with substantially all ATE manufacturers. The Company believes its relations with such manufacturers are good and have been additionally strengthened due to the fact that the Company does not compete with such manufacturers for testers, probers and handlers. The Company believes that maintaining such relationships is essential to its ability to provide plug-compatible ATE interface solutions.

     The following semiconductor and ATE manufacturers have each purchased at least $250,000 of the Company's products since the beginning of 1994:

              Analog Devices                      National Semiconductor
              Credence Systems                    NEC
              Harris                              Philips Electronics
              Hewlett Packard                     Schlumberger
              Intel                               SGS Thomson
              LTX                                 Symbios Logic
              Lucent Technologies                 Teradyne
              Matsushita                          Texas Instruments
              Microchip Technologies              Tokyo Electron
              Motorola                            Xilinx

     The Company's largest customers include Lucent Technologies, Motorola, SGS Thomson and Texas Instruments among semiconductor manufacturers, and Credence Systems, LTX and Teradyne among ATE manufacturers. See "Risk Factors -- Customer Concentration."

Manufacturing and Supply

     The Company's principal manufacturing operations consist of assembly and testing at its facilities in New Jersey and in the U.K. In 1998, the Company plans to commence similar operations in its Singapore facility. The Company believes that it is able to respond more quickly and accurately to its customers needs by maintaining manufacturing facilities and technical support in geographic markets where its semiconductor manufacturer customers are located.

     The Company assembles its docking hardware, manipulator products and certain of its probing assemblies from a combination of standard components and fabricated custom parts which have been manufactured to the Company's specifications by third manufacturers. The Company's related ATE interface products, such as test sockets, interface boards and other of its probing assemblies, are also manufactured to the Company's specifications by third party manufacturers. The Company's policy is to use the highest quality raw materials and components in its products. The primary raw materials used in fabricated parts are various grades of aluminum and steel, in interface boards are fiberglass and copper and in test sockets are plastic and copper, all of which are widely available. Substantially all components are purchased from multiple Suppliers. Certain raw materials and components are purchased from single Suppliers. However, the Company believes that all materials and components are available in adequate amounts from other sources. See "Risk Factors -- Dependence on Key Suppliers."

     In New Jersey, the Company controls the quality of raw materials, fabricated parts and components by conducting incoming inspections using sophisticated measurement equipment, including a coordinate measuring machine, to ensure that products with critical dimensions meet the Company's specifications. In the U.K., the Company relies upon its Suppliers for inspecting the quality of fabricated parts. The Company intends to buy a coordinate measuring machine for inTEST LTD by the end of 1997. The Company's policy is to inspect all products at various stages prior to shipment. The Company's inspection standards have been designed to comply with applicable MIL specifications and ANSI standards. The Company is preparing a quality manual to comply with such specifications and standards in anticipation of applying for ISO 9001 certification.

Sales and Distribution

     In North America, the Company sells to semiconductor manufacturers principally through independent, commissioned sales representatives and to ATE manufacturers through Company account managers. North American sales representatives also coordinate product installation and support with the Company's technical staff and participate in trade shows. Technical support is provided to the Company's North American customers and independent sales representatives by Company employees based in Cherry Hill, New Jersey, Sunnyvale, California and Austin, Texas.

     In Europe, the Company sells to semiconductor and ATE manufacturers through Company account managers, except in Belgium and Holland where the Company uses an independent sales representative. In Japan, the Company sells to semiconductor and ATE manufacturers through Company account managers. In China, Hong Kong, Malaysia, the Philippines, Singapore, South Korea, Taiwan and Thailand, the Company sells through independent sales representatives. International sales representatives are responsible for sales, installation, support and trade show participation in their geographic market areas.

     Company account managers are responsible for a portfolio of customer accounts and for managing certain independent sales representatives. In addition, Company account managers are responsible for applications engineering, custom product design, pricing, quotations, proposals and transaction negotiations.

Competition

     The Company's competitors include independent manufacturers of docking hardware, manipulators and related ATE interface products, designers and manufacturers of ATE and, to a lesser extent, semiconductor manufacturers' in-house ATE interface groups. The Company principally competes on the basis of product performance and functionality, product reliability, customer service, applications support, price and timely product delivery.

     The independent manufacturers of docking hardware and manipulators which compete with the Company include Reid-Ashman Manufacturing of the U.S., Microhandling of Germany and Shang Sheng of Taiwan, each of which manufactures docking hardware and manipulators. The manufacturers of ATE which compete with the Company in the sale of docking hardware and universal manipulators include Credence Systems, LTX, Schlumberger and Teradyne. Such manufacturers of ATE may be both competitors and customers of the Company. In addition, in the sale of related ATE interface products there are approximately 20 manufacturers of interface boards, four manufacturers of high performance test sockets and eight manufacturers of probing assemblies. See "Risk Factors -- Competition."

Patents and Other Proprietary Rights


     The Company currently holds 13 U.S. patents and 64 foreign patents and has pending two U.S. patent applications and more than 30 foreign applications that cover various aspects of its technology. The Company's policy is to protect its technology by filing patent applications for the technologies that the Company considers important to its business. The Company first filed for patent protection in the U.S. for its docking hardware and the in2 test head manipulator in 1982, less than one year after the formation of the Company.


     The Company also relies on trade secrets and unpatentable knowhow to protect its proprietary rights. It is the Company's policy to require, as a condition of permanent employment, that all employees of the Company agree to assign to the Company all rights to inventions or other discoveries relating to the Company business made while employed by the Company. In addition, all employees agree not to disclose any information regarding the Company which is private or confidential.

     The Company has notified one of its competitors that the Company believes the competitor's products infringe on one of the Company's U.S. patents. The competitor responded by alleging that certain claims of the patent are invalid based on an earlier issued U.S. patent. The Company, in order to strengthen its patent position, requested reexamination of its patent by the U.S. Patent and Trademark Office (the "PTO") over that earlier issued U.S. patent. The competitor thereafter also requested a reexamination of the patent. A reexamination provides the PTO with an opportunity to reevaluate the validity of the claims of a patent previously issued by the PTO. On April 7, 1997, the PTO issued an Office Action in Reexamination confirming five of the nine claims of the Company's patent, and rejecting four claims. On April 29, 1997, the Company's patent attorney presented to the Examiner in charge of the Reexamination a minor amendment to the claims. In response, the Examiner agreed that the proposed amendment appears to overcome the rejection of the four claims. Based on advice of its patent counsel, the Company believes that upon formal submission of the proposed amendment, all claims will be deemed patentable and the Commissioner of the PTO will issue a Certificate of Reexamination to that effect. Although there can be no assurance, the Company believes that the failure of the PTO ultimately to deem patentable some or all of the four claims rejected in the Office Action will not have a material adverse effect on the Company's business or results of operations. See "Business--Patents and Other Proprietary Rights."

Computer Systems

     The Company maintains an MIS system at each of its facilities. These systems are designed to (i) process all quotations, sales orders, work orders, and purchase orders; (ii) plan, control and allocate inventory; (iii) plan and schedule production; (iv) cost and price products; and (v) maintain accounting and financial records. The MIS systems provide a central database of price lists, product descriptions, applications data, design manuals and engineering documentation and are simultaneously accessible by all employees of the Company. In addition, the MIS systems prompt the actions of many of the employees of the Company, including designers, buyers and inspectors. The MIS systems, which are fully integrated, interactive and real-time, have been extensively customized by both Company employees and outside consultants. The MIS systems control the Company's inventory of approximately 12,000 fabricated parts, 6,000 purchased parts, 11,000 finished goods and 1,000 sub-assemblies.

     The Company utilizes LAN-based CAD systems at each of its facilities. The CAD systems currently contain over 4,000 of the Company's 7,600 fabrication drawings and over 1,100 of the Company's 1,800 customer drawings of product applications, floor plans and operating procedures. All new designs and drawings are created in CAD and engineering changes are published as CAD drawings as the changes are adopted.

Backlog

     At March 31, 1997, the Company's backlog of unfilled orders for all products was approximately $2.3 million compared with approximately $4.3 million at March 31, 1996. The Company's backlog includes customer purchase orders which have been accepted by the Company. Although backlog generally is shipped within 45 days, the backlog at March 31, 1996 was unusually high and was shipped over the next 70 days. The Company's backlog at March 31, 1997 represents shipments which are expected to be made in 40 to 45 days. While backlog is calculated on the basis of firm purchase orders, no assurance can be given that customers will purchase the Company's products subject to such orders. As a result, the Company's backlog at a particular date is not necessarily indicative of sales for any future period. See "Risk Factors -- Dependence upon Semiconductor Industry" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Employees

     At March 31, 1997, the Company had 61 employees, including 26 in customer operations, 21 in manufacturing operations and 14 in administration. Substantially all of the Company's key employees are highly skilled and trained technical personnel, and new technical employees are required to attend an in-house training program. None of the Company's employees are represented by a labor union, and the Company has never experienced a work stoppage. The Company believes that its employee relations are excellent.

Facilities

     The Company's headquarters are located in Cherry Hill, New Jersey in 28,630 square feet of office and manufacturing space leased pursuant to a seven-year lease which expires in 2003. The Company's facility in the U.K. is located in Thame in 4,600 square feet of office and manufacturing space leased pursuant to an assumed, 20-year lease which expires in December 1997. The Company is currently negotiating renewal terms for this lease. In Singapore, the Company occupies 3,077 square feet of office and manufacturing space leased pursuant to a four-year lease which expires in 2000 subject to a two-year renewal option. In Kichijoji, Japan, the Company occupies approximately 1,200 square feet of office space pursuant to an agreement which is cancelable on reasonable notice by either party. In Sunnyvale, California, the Company occupies 1,900 square feet of office and warehouse space leased pursuant to a five-year lease which expires in 2001. The Company believes that its headquarters and other existing facilities are adequate to meet its current and foreseeable future needs.

                                  MANAGEMENT

Executive Officers, Directors and Significant Employees

     The executive officers and directors of the Company are as follows:

Name                                      Age     Position
----                                      ---     --------
Alyn R. Holt (1)  .....................   59      Chairman and Chief Executive Officer
Robert E. Matthiessen (1)(2)  .........   52      President, Chief Operating Officer and Director
Daniel J. Graham (1) ..................   51      Senior Vice President and Director
Hugh T. Regan, Jr.   ..................   37      Chief Financial Officer and Treasurer
Hugh T. Regan, Sr.   ..................   62      Secretary
Richard O. Endres (2)(3)   ............   71      Director
Stuart F. Daniels, Ph.D. (2)(3)  ......   56      Director

------------
(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee

     Other significant employees of the Company include:

Name                      Age     Position
----                      ---     --------
Jack R. Edmunds  ......   56      Director of Operations, inTEST CORP
Brian R. Moore   ......   60      Managing Director, inTEST LTD
Tomoyasu Ogura   ......   47      Representative Director, inTEST KK
Cornelis Hol  .........   59      Managing Director, inTEST PTE


     Directors are elected by the stockholders at the Company's annual meeting of stockholders. Each director is elected to serve for a term of one year or until his successor is elected and qualified. Executive officers are appointed by the Board of Directors of the Company. Each executive officer is appointed to serve until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his election and until his successor is elected and qualified.


     Alyn R. Holt is a co-founder of the Company and has served as Chairman and Chief Executive Officer since the Company's inception in September 1981. Mr. Holt has over 35 years experience in the ATE industry, including various positions in general management, marketing management and engineering. From 1973 to 1980, Mr. Holt was Manager of the Measurement Systems Division of Siemens Corporation. From 1966 to 1973, he served in various capacities including Vice President of Marketing for Computest Corporation, a manufacturer of ATE for the computer industry. Mr. Holt is a co-inventor on several of the Company's patents. Mr. Holt holds an M.B.A. from California State University and a B.S. in Electrical Engineering from South Dakota State University.

     Robert E. Matthiessen was elected President, Chief Operating Officer and a Director of the Company in February 1997. Prior to that, Mr. Matthiessen served as Executive Vice President since joining the Company in October 1984. He has over 25 years experience in the ATE industry, including various positions in general management, marketing management and engineering management. In 1982, Mr. Matthiessen co-founded a company engaged in the production of video products for training, advertising and sales, and served as its President from inception to 1984. From 1973 to 1981, he served in various engineering and marketing management positions with the Measurement Systems Division of Siemens Corporation. Mr. Matthiessen is a co-inventor on several of the Company's patents. He studied electrical engineering at Drexel University and business administration at Rutgers University.

     Daniel J. Graham is a co-founder of the Company and has served as Senior Vice President and a Director of the Company since 1988. Prior to that, Mr. Graham served as Vice President of the Company since the Company's inception. Mr. Graham has expertise in integrated circuit test technology and operated his own software consulting firm from 1978 to 1992. He has over 25 years industrial experience involving the development of software and hardware systems for ATE. Mr. Graham is a past Chairman of the Test Technology Technical Committee of the Institute of Electrical and Electronic Engineers, Inc. (the "IEEE") Computer Society. He currently serves as General Vice Chair of the International Test Conference which is sponsored by the IEEE. He holds an M.S. in Computer and Information Science Engineering from the University of Pennsylvania and a B.S. with honors in Electrical Engineering from the Queen's University of Belfast, Northern Ireland.

     Hugh T. Regan, Jr. has served as the Company's Chief Financial Officer and Treasurer since joining the Company in April 1996. From 1989 to 1995, Mr. Regan was the Vice President of Finance for Value Property Trust, a publicly traded real estate investment trust (the "Trust"). From 1995 until he joined the Company, Mr. Regan was the Chief Financial Officer of the Trust. Mr. Regan holds a B.S. in Accounting and Finance from Rider University and is a Certified Public Accountant.

     Hugh T. Regan, Sr. has served as the Company's Secretary since 1982. Mr. Regan was Chief Financial Officer of the Company from 1982 to 1996. He has served as President of his accounting firm, Regan Accounting Services, since 1986. He has over 35 years of financial and general management experience in the computer, ATE and other industries. From 1979 to 1983, he was Executive Vice President and Chief Financial Officer of Emery Corporation, a home furnishings manufacturing company. From 1973 to 1979, he was Vice President of Finance and Chief Financial Officer of Clarke Corporation, a publicly traded building products manufacturing company. From 1966 to 1973, he was Controller for Computest Corporation, an early leader in ATE. Mr. Regan holds a B.S. in Business Administration and Accounting from LaSalle University.

     Richard O. Endres has served as a Director of the Company since April 1982. He has served as President of VRA, Inc., which provides business planning and financial services for start-up companies, since 1976. Mr. Endres founded Computest Corporation in 1962 and served as its President from 1962 to 1973. Computest was sold to Siemens Corporation in 1973, at which time Mr. Endres became Group Vice President for Siemens until 1976. From 1948 to 1953, Mr. Endres was engaged in early transistor circuit development and computer memory research at RCA's David Sarnoff Research Center. Mr. Endres holds a B.S. in Electrical Engineering from Purdue University.

     Stuart F. Daniels, Ph.D. is a co-founder of the Company and served as Vice President and a Director in 1982 and was reappointed as a Director in April 1997. In 1996, Dr. Daniels founded The Daniels Group, which is engaged in technology transfer and license consulting. From 1980 to 1995, Dr. Daniels held several management positions with Siemens Corporation. Dr. Daniels also co-founded Digital General Corp., an ATE company, in 1969. Dr. Daniels holds a Ph.D. in Electrical Engineering from Case Western Reserve University, an M.S. in Electrical Engineering from Case Institute of Technology and a B.S. in Electrical Engineering from the University of New Hampshire. He is also an adjunct of the Computer Information Science Department at the New Jersey Institute of Technology. Dr. Daniels holds two patents in ATE technology.

     Jack R. Edmunds has served as Director of Operations since joining the Company in September 1987. He has over 20 years experience in the ATE industry, including various positions in operations management, marketing management, engineering and sales. From 1964 to 1975 he held numerous management positions in operations, engineering, marketing and sales with Computest Corporation. He studied business administration at Rutgers University.

     Brian R. Moore has served as the Managing Director of inTEST LTD since February 1985. From 1982 to 1985, Mr. Moore was a managing partner in Anglo European Machinery Company, a manufacturer of test head manipulators and other specialty machines for the ATE industry, which was acquired by inTEST LTD in 1985. He has over 35 years experience in the ATE industry, including various positions in general management, engineering management, operations management, marketing and mechanical design. Mr. Moore is a co-inventor on several of the Company's patents. He studied mechanical engineering at High Wycombe Technical College in the U.K.

     Tomoyasu Ogura has served as the Representative Director of inTEST KK since March 1990. Prior to that, Mr. Ogura was Marketing Manager of inTEST KK since May 1988. From 1981 to 1988, Mr. Ogura was the Technical Manager for a subsidiary of C. Itoh & Co., a trading company. He has over 20 years experience in the ATE industry in Japan, including various positions in general management, sales management, marketing, engineering and sales. Mr. Ogura holds a B.S. degree in Electrical Engineering from Kanagawa University, Yokohama.

     Cornelis Hol has served as the Managing Director of inTEST PTE since its inception in April 1990 and as Director of inTEST KK since its inception in 1987. Mr. Hol is also Managing Director of C. Hol Business Development, a management consulting company he founded in 1986 with which the Company has a contract for the management of inTEST PTE. In addition, from 1993 to 1995, Mr. Hol was President of Intertrade Scientific, Inc. ("ITS"), a distributor of semiconductor production equipment in the U.S., and Managing Director of ITS in Munich, Germany. He has over 15 years experience in the semiconductor industry in Southeast Asia, Japan, Europe and the U.S., including various positions in general management, sales and distribution management. From 1981 to 1986, Mr. Hol was Managing Director of MCT Asia, a manufacturer of device handlers. Mr. Hol holds a Marine Engineering degree from De Ruyter School, Flushing, Holland.

     Hugh T. Regan, Jr. is Hugh T. Regan's son; there are no other family relationships between any of the directors or executive officers of the Company. Dr. Daniels has agreed to provide consulting services to the Company including analyzing patents and other intellectual properties relating to the Company's technology interests, for which he will be compensated for his services at a rate of $150 per hour. The Company does not expect the consulting fees paid to Dr. Daniels to exceed $25,000 per year. Non-employee directors are paid a quarterly retainer of $2,500, a fee of $2,000 per board meeting and a fee of $1,000 per committee meeting that falls on a day other than a board meeting. In addition, non-employee directors are reimbursed travel expenses and other costs associated with attending board or committee meetings. The Company does not pay additional cash compensation to officers of the Company for their service as directors of inTEST CORP. However, officers who serve as directors of the Company's foreign subsidiaries receive compensation as approved each year by such subsidiary's Board of Directors. The Company intends to hold at least four meetings of the Board of Directors per year. Directors are also eligible to participate in the Company's 1997 Stock Plan. See " -- 1997 Stock Plan" and " -- Executive Compensation."

Board Committees

     The Board of Directors has three standing Committees: an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee is responsible for those duties delegated to it by the Board of Directors. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee makes recommendations concerning salaries and incentive compensation for employees of the Company and administers the Company's stock option and bonus plan. See " -- 1997 Stock Plan."

Executive Compensation

     The following table sets forth certain information with respect to the compensation paid by the Company for services rendered during the years ended December 31, 1996, 1995 and 1994, to its Chairman and Chief Executive Officer and the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 during such period (each, a "Named Executive Officer").


                          Summary Compensation Table

                                                    Annual Compensation
                                          ---------------------------------------
                                                                   Other annual       All other
Name and Principal Position      Year     Salary       Bonus       compensation     compensation
------------------------------   ------   ----------   ---------   --------------   ----------------
Alyn R. Holt   ...............   1996     $155,545       $55,234      $  47,693(1)     $  145,851(2)
 Chairman and Chief              1995      121,300        44,631         19,876(1)         86,557(2)
 Executive Officer               1994      112,530        18,280         25,337(1)         20,250(2)

Robert E. Matthiessen   ......   1996     $ 97,020       $ 6,750      $  13,578(3)     $    5,720(4)
 President, Chief Operating      1995       92,620            --         14,095(3)            756(4)
 Officer and Director            1994       89,217            --         21,567(3)            756(4)

Daniel J. Graham  ............   1996     $105,200            --      $  18,943(5)     $   35,539(6)
 Senior Vice President and       1995      100,000            --         19,376(5)         45,795(6)
 Director                        1994       95,503            --         20,097(5)         17,116(6)

Hugh T. Regan, Sr. (7)  ......   1996     $113,635            --             --        $   27,628(8)
 Secretary                       1995      106,150            --             --            23,295(8)
                                 1994       95,550            --             --            15,650(8)

------------

(1) Includes: $39,500 for the annual lease value of automobiles for Alyn R. and Connie E. Holt in 1996, and $11,250 and $10,250 for Mr. Holt in 1995 and 1994, respectively; $6,793, $7,426 and $14,087 for group health insurance in 1996, 1995 and 1994, respectively.
(2) Includes: $3,046, $2,724 and $2,724 for premiums paid on life insurance for Mr. Holt in 1996, 1995 and 1994, respectively; $4,486 matching contribution to Mr. Holt's 401(k) Plan account in 1996; and $138,319, $83,833 and $17,526 for serving as a director of inTEST LTD and inTEST KK in 1996, 1995 and 1994, respectively.
(3) Includes: $8,750, $7,750 and $10,250 for the annual lease value of an automobile for Mr. Matthiessen in 1996, 1995 and 1994, respectively; $4,828, $5,345 and $11,317 for group health insurance in 1996, 1995 and 1994, respectively.
(4) Includes: $1,184, $756 and $756 for premiums paid on life insurance for Mr. Matthiessen in 1996, 1995 and 1994, respectively; and $4,536 matching contribution to Mr. Matthiessen's 401(k) Plan account in 1996.
(5) Includes: $10,750, $10,750 and $7,550 for the annual lease value of an automobile for Mr. Graham in 1996, 1995 and 1994, respectively; $6,793, $7,426 and $11,317 for group health insurance in 1996, 1995 and 1994, respectively.
(6) Includes: $2,107, $1,436 and $1,466 for premiums paid on life insurance for Mr. Graham in 1996, 1995 and 1994, respectively; $4,750 matching contribution to Mr. Graham's 401(k) Plan account in 1996; and $28,682, $44,359 and $15,650 for serving as a director of inTEST LTD and inTEST KK in 1996, 1995 and 1994, respectively.
(7) Mr. Regan served as the Company's Chief Financial Officer through April
    1996.
(8) Includes: $785 for premiums paid on life insurance for Mr. Regan in 1996; $1,920 matching contribution to Mr. Regan's 401(k) Plan account in 1996; and $24,923, $23,295 and $15,650 for serving as a director of inTEST LTD in 1996, 1995 and 1994, respectively.

401(k) Plan

     The inTEST Corporation 401(k) Savings Incentive Plan (the "401(k) Plan") became effective on January 1, 1996. All employees of inTEST CORP who are at least 18 years of age and have completed six months of service with the Company are eligible to participate in the 401(k) Plan. An eligible employee may elect to contribute up to 15% of his or her compensation each year instead of receiving that amount in cash, up to the legal limit (the limit for 1997 is $9,500). The Company will match employee contributions up to 10% of an employee's compensation, not to exceed $4,750. At the discretion of the Board of Directors, the Company may also match employee contributions up to an additional 5% of an employee's salary, not to exceed $4,750 or, in aggregate, $9,500 for a total matched contribution not to exceed 15% of an employee's compensation.

1997 Stock Plan

     Pursuant to the inTEST Corporation 1997 Stock Plan (the "Plan" or the "1997 Stock Plan"), directors, key employees and consultants of the Company are eligible to receive awards of (i) options to purchase shares of Common Stock and (ii) shares of Common Stock. Options granted under the Plan may be "incentive stock options" ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options ("NQSOs"). Stock awards may be granted in addition to or in lieu of any other award granted under the Plan. The Company has authorized 500,000 shares of Common Stock for issuance upon exercise of options or stock awards under the Plan (subject to anti-dilution and similar adjustments).

     The Plan consists of two parts: the Non-Qualified Plan and the Key Employee Plan. The Non-Qualified Plan is administered by the Board of Directors of the Company and the Key Employee Plan is administered by the Compensation Committee of the Board of Directors of the Company (the Board of Directors or the Compensation Committee, as the case may be, is referred to herein as the "Administrator").

     Subject to the provisions of the Plan, the Administrator will determine the type of award, when and to whom awards will be granted, the number of shares covered by each award and the terms, provisions and kind of consideration payable, if any, with respect to awards to key employees and consultants. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Administrator shall take into account the duties of the respective persons, their present and potential contribution to the success of the Company and such other factors as the Administrator shall deem relevant. The Administrator may interpret the Plan and may at any time adopt such rules and regulations for the Plan as it deems advisable.

     An option may be granted on such terms and conditions as the Administrator may approve. No option may be granted with an exercise period in excess of ten years from the date of grant. Generally, ISOs will be granted with an exercise price equal to the "Fair Market Value" (as defined in the Plan) on the date of grant; the exercise price of an NQSO will be determined by the Administrator. In the case of ISOs, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to ISOs granted to persons who, at the time the option is granted, own more than 10% of the combined voting power of the Company. The Administrator may provide for the payment of the option price in cash, by delivery of Common Stock having a Fair Market Value equal to such option price, by a combination thereof or by any other method. Options granted under the Plan will become exercisable at such times and under such conditions as the Administrator shall determine, subject to acceleration of the exercisability of options in the event of, among other things, a "Change in Control" (as defined in the Plan).

     All options to the extent not earlier exercised, expire on the earliest of
(i) the last business day immediately preceding the tenth anniversary of the date of grant, (ii) one year following the optionee's termination of his or her employment or service with the Company (unless such termination is for cause, as defined in the Plan, in which case any options held by such optionee will terminate immediately) or (iii) a date set by the Administrator upon a finding that a change in the financial accounting treatment for the options would or may have a material adverse effect on the Company. In addition, in the event of a change of control, as defined in the Plan, the Administrator may take whatever actions with respect to outstanding options it deems necessary or advisable, including accelerating the expiration date of any such outstanding option to a date not earlier than thirty (30) days from the date notice of such acceleration is given to the respective optionee.

     The Plan further provides for the granting of stock awards, which are awards of Common Stock which may be subject to restrictions on the sale or other disposition of such shares, except by will or the laws of descent and distribution, during such period of time as the Administrator determines. The Administrator may also impose such other conditions and restrictions, if any, on the shares as it deems appropriate, including, for example, the continued employment of the recipient.

     The Board of Directors may at any time suspend, amend, modify or terminate the Plan provided that, with respect to the Key Employee Plan, any amendment which would change the eligibility of employees or a class of employees eligible to receive an option or to increase the maximum number of shares as to which options may be granted, will only be effective if such action is approved by the holders of a majority of the issued and outstanding shares of Common Stock. In addition, no change may be made which would adversely affect any award previously granted, except with the written consent of the grantee. No awards may be granted under the Plan more than ten years from the date the Plan was adopted.

     The Administrator has granted options to purchase 150,000 shares of Common Stock to key employees pursuant to the Key Employee Plan. The grant of these options will become effective on the effective date of the Registration Statement. These options, which are ISOs, will become exercisable on a pro rata basis annually on the first through fifth anniversaries of the effective date of the Registration Statement. Stuart F. Daniels, Ph.D. and Hugh T. Regan, Jr. will receive options to purchase 10,000 and 30,000 shares of Common Stock, respectively. Dr. Daniels and Mr. Regan are the only directors or executive officers of the Company to be granted options under the Plan to date.

Limitation of Liability and Indemnification

     Pursuant to the provisions of the Delaware General Corporation Law ("DGCL"), the Company has adopted provisions in its Certificate of Incorporation which limit the personal liability of its directors to the Company or its stockholders for monetary damages for breach of their fiduciary duty as a director to the fullest extent permitted by the DGCL, and in its Bylaws which require the Company to indemnify its directors and officers to the fullest extent permitted by Delaware law. The Bylaws require the Company to indemnify an officer or director in connection with a proceeding (or part thereof) initiated by such officer or director only if the initiation of such proceeding by such person was authorized by the Board of Directors. The Company has applied for a directors' and officers' liability insurance policy.

Compensation Committee Interlocks and Insider Participation

     The Compensation Committee consists of Robert E. Matthiessen, Richard O. Endres and Stuart F. Daniels, Ph.D. Mr. Matthiessen is the President and Chief Operating Officer of the Company. Mr. Endres has never served as an officer or employee of the Company. Dr. Daniels was a co-founder of the Company and served as Vice President and Director in 1982. From 1982 until Dr. Daniels was re-elected to the Board of Directors in April 1997, his only relationship with the Company was as a stockholder. Prior to the offering, the Company did not have a Compensation Committee, and compensation decisions were made by the Board of Directors, which consisted of Messrs. Holt, Endres and Graham.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1997 and after giving effect to the sale of shares of Common Stock in the offering by
(i) each Director or Named Executive Officer of the Company, (ii) each person known by the Company to own beneficially five percent or more of the Common Stock, (iii) each Selling Stockholder and (iv) all current executive officers and directors of the Company as a group.

                                            Prior to Offering(1)                             After Offering(1)(2)
                                        -----------------------------                    ----------------------------
                                          Shares                                           Shares
                                        Beneficially     Percentage     Shares Being     Beneficially     Percentage
Name of Beneficial Owner                   Owned           Owned        Offered(2)          Owned          Owned
-------------------------------------   --------------   ------------   --------------   --------------   -----------
Alyn R. Holt (3)(4)(5)   ............       2,083,217         50.9%          232,550         1,850,667         31.3%
Richard O. Endres (3)(4)(6) .........         483,435         11.8            53,965           429,470          7.3
Daniel J. Graham (3)(4)  ............         446,729         10.9            49,868           396,861          6.7
Deed of Trust f/b/o K.D. Holt (3) .           261,727          6.4            29,216           232,511          3.9
Connie E. Holt  .....................         186,948          4.6            20,869           166,079          2.8
Robert E. Matthiessen (4)   .........         160,364          3.9            17,901           142,463          2.4
Hugh T. Regan, Sr. (4)   ............         129,098          3.2            14,411           114,687          1.9
Brian R. Moore (4) ..................          93,219          2.3            10,406            82,813          1.4
Nils O. Ny (4)  .....................          70,106          1.7             7,826            62,280          1.1
Jack R. Edmunds (4)   ...............          67,459          1.6             7,530            59,929          1.0
John W. Lalley  .....................          53,905          1.3             6,017            47,888            *
Micronics Japan Company, Ltd. (7)              48,209          1.2             5,382            42,827            *
Julian P. Partington (4) ............          45,664          1.1             5,097            40,567            *
Tomoyasu Ogura (4) ..................          43,388          1.1             4,843            38,545            *
Christopher L. West (4)  ............          42,532          1.0             4,748            37,784            *
William R. Blatchley (4) ............          34,274            *             3,826            30,448            *
Ann L. Martz ........................          23,369            *             2,609            20,760            *
Dale G. Holt ........................          18,695            *             2,087            16,608            *
Jerome R. Bortnem (4) ...............          15,579            *             1,739            13,840            *
Stuart F. Daniels, Ph.D. (4)   ......          14,021            *             1,565            12,456            *
John J. Kotarski (4)  ...............           9,347            *             1,043             8,304            *
Tomio Wakamatsu (4)   ...............           3,214            *               359             2,855            *
Kenji Murayama (4) ..................           3,214            *               359             2,855            *
All executive officers and directors
 as a group (7 persons)  ............       3,316,864         81.1%          370,260         2,946,604         49.7%

------------
*  Denotes less than 1%.


(1) Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares owned by them. Includes 300,443 shares of Common Stock issued in the Exchange. See "The Company."
(2) If the Underwriters' over-allotment option is exercised in full, the Selling Stockholders will sell an aggregate of 341,250 shares, allocated among them in the same proportion as the relative number of shares being offered by each of them as set forth above.
(3) The address of the stockholder is: c/o the Company, 2 Pin Oak Lane, Cherry Hill, New Jersey 08003.
(4) The Selling Stockholder is, or was during the past three years, a director, officer or employee of the Company.
(5) Does not include 261,727 shares held in trust for the benefit of Mr. Holt's child or 186,948 shares owned by Mr. Holt's spouse, Connie E. Holt. Mr. Holt disclaims beneficial ownership of the shares held in trust for his child and the shares owned by his spouse. Includes 48,487 shares acquired pursuant to the Exchange. See "The Company."
(6) Includes 261,727 shares held in trust for the benefit of Mr. Holt's child for which Mr. Endres is trustee.
(7) This Selling Stockholder is a publicly owned Japanese company. inTEST KK occupies its facility pursuant to an agreement with this Selling Stockholder.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation that are included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

Common Stock

     As of March 31, 1997, there were 3,790,591 shares of Common Stock outstanding that were held of record by 17 stockholders. Prior to the offering, the Company will issue an additional 300,443 shares of its Common Stock in exchange for the minority interests in the Company's three subsidiaries (the "Exchange"). Giving effect to the sale of the shares of Common Stock offered by the Company in the offering and the shares to be issued in the Exchange, there will be 5,911,034 shares of Common Stock outstanding immediately following the offering.

     Holders of Common Stock are entitled to one vote per share, to receive dividends when and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of liquidation. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares to be sold hereby will be, upon issuance and payment therefor, duly authorized, fully paid and nonassessable. The holders of Common Stock do not have cumulative voting rights. The holders of a majority of the shares of Common Stock can elect all the directors and can control the management and affairs of the Company. The rights, preferences and privileges of holders of Common Stock will be subject to the rights of the holders of any series of Preferred Stock that the Company may issue in the future.

Preferred Stock

     The Company has an authorized class of undesignated Preferred Stock consisting of 5,000,000 shares. Preferred Stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof, to the extent that such are not fixed in the Company's Certificate of Incorporation, as the Board of Directors determines. The rights, priorities, preferences, qualifications, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Board of Directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. Upon consummation of the offering, no shares of Preferred Stock will be outstanding. The Company has no present intention to issue shares of Preferred Stock.

Certain Corporate Provisions

     The Company's Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include the authority of the Board of Directors to issue series of Preferred Stock with such voting rights and other powers as the Board of Directors may determine. See "Management -- Executive Officers, Directors and Significant Employees."

     The Company is subject to the provisions of the DGCL. Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates, owns, or within three years did own, 15 percent or more of the corporation's voting stock.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock of the Company is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market prices.

     Upon completion of the offering, there will be 5,911,034 shares of Common Stock of the Company outstanding, of which 3,338,078 will be "restricted securities" and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

     In general, under Rule 144 as currently in effect, a stockholder, including an "affiliate" of the Company, as that term is defined in Rule 144 (an "Affiliate"), who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 59,110 shares immediately after the offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.


     As of the date of this Prospectus, the Company and each of its stockholders have agreed that they will not directly or indirectly, offer, sell, offer to sell, grant any option to purchase or otherwise sell or dispose (or approve any offer, sale, offer of sale, grant of any options to purchase or sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Janney Montgomery Scott Inc., on behalf of the Underwriters, for a period of 180 days from the date of this Prospectus (the "Lock-up Agreements"). Notwithstanding the foregoing, Mr. Holt reserved the right to make a charitable contribution of up to 100,000 shares of Common Stock which would not be subject to the lock-up agreement. Beginning 180 days after the date of this Prospectus, approximately 297,841 shares of Common Stock will become eligible for resale without volume or other limitations pursuant to Rule 144.


     An additional 500,000 shares of Common Stock in the aggregate are reserved for future issuance under the 1997 Stock Plan, and options to purchase a total of 150,000 shares have been granted which will become effective as of the effective date of the Registration Statement. The Company intends to file a registration statement under the Act shortly after the effective date of the Registration Statement, covering certain shares of Common Stock reserved for issuance under the 1997 Stock Plan. Upon the effectiveness of that registration statement, most of the shares of Common Stock which may be issued pursuant to the 1997 Stock Plan, other than shares held by Affiliates, will be immediately eligible for resale in the public market without restriction, subject to the terms of the Lock-up Agreements, if applicable. See "Management -- 1997 Stock Plan."

                                 UNDERWRITING

     The Underwriters named below, acting through their Representatives, Janney Montgomery Scott Inc. and Needham & Company, Inc. have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase a total of 1,820,000 shares of Common Stock from the Company and 455,000 shares of Common Stock from the Selling Stockholders. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased. The names of the several Underwriters and the respective number of shares to be purchased by each of them are as follows:

                                            Number of
Underwriter                                  Shares
-----------                                 ----------
     Janney Montgomery Scott Inc.   ......
     Needham & Company, Inc.  ............
                                            ----------
     Total  ..............................  2,275,000
                                            ==========

     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders: that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of
$     per share; and that such dealers may reallow a concession of $     per
share to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

     The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 341,250 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,275,000.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.


     As of the date of this Prospectus, the Company, its officers and directors, and stockholders of the Company holding 3,636,034 shares of Common Stock upon completion of the offering, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, grant any option to purchase or otherwise sell or dispose (or approve any offer, sale, offer of sale, grant of any options to purchase or sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company without the prior written consent of Janney Montgomery Scott Inc., for a period of 180 days from the date of this Prospectus. Notwithstanding the foregoing, Mr. Holt reserved the right to make a charitable contribution of up to 100,000 shares of Common Stock which would not be subject to the lock-up agreement. See "Shares Eligible for Future Sale."


     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined through negotiations among the Company and the Representatives. Among the factors considered in making such determination are the prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects for its industry in general, the management of the Company, and the market prices of securities for companies in businesses similar to that of the Company.

                                 LEGAL MATTERS

     The legality of the issuance of the shares of Common Stock being offered hereby will be passed upon for the Company and the Selling Stockholders by Saul, Ewing, Remick & Saul, Philadelphia, Pennsylvania. Certain legal matters in connection with patent law matters will be passed upon for the Company by Ratner & Prestia, Berwyn, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Pepper, Hamilton & Scheetz LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     Certain matters dealing with patents and proprietary rights set forth under "Risk Factors -- Importance of Patents and Proprietary Rights; Risk of Litigation," "Business -- Strategy -- Capitalize on Experience and Expertise" and "Business -- Patents and Other Proprietary Rights" have been included in this Prospectus in reliance upon the written opinion of Ratner & Prestia, Berwyn, Pennsylvania, patent counsel for the Company, as experts in such matters.

                            ADDITIONAL INFORMATION

     The Company is not currently subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the offering, the Company will be required to file reports and other information with the Securities and Exchange Commission (the "Commission") pursuant to the informational requirements of the Exchange Act.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information, reference is made to the Registration Statement and exhibits thereto. The Registration Statement may be inspected without charge at the Office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

     The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent accounting firm.

                              inTEST CORPORATION
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                Page
                                                                -----
Report of KPMG Peat Marwick LLP, Independent Auditors  ......   F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets  ..............................   F-3
  Consolidated Statements of Earnings   .....................   F-4
  Consolidated Statements of Stockholders' Equity   .........   F-5
  Consolidated Statements of Cash Flows .....................   F-6
  Notes to Consolidated Financial Statements  ...............   F-7

Independent Auditors' Report

The Board of Directors and Stockholders
inTEST Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of inTEST Corporation and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of inTEST Corporation and subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                      /s/ KPMG Peat Marwick LLP
Philadelphia, Pennsylvania
 March 14, 1997, except for the first two paragraphs of
 Note 12, as to which the date is April 25, 1997, and
 the third paragraph of Note 12, as to which the
 date is June 4, 1997
                      inTEST CORPORATION AND SUBSIDIARIES

                          Consolidated Balance Sheets

                     (in thousands, except for share data)

                                                             December 31,               March 31, 1997
                                                         ---------------------   ----------------------------
                                                                                                 Pro forma
                                                                                   Actual        (Note 3)
                                                          1995        1996       (unaudited)     (unaudited)
                                                         ---------   ---------   -------------   ------------

Current assets:
 Cash and cash equivalents    ........................    $ 1,919      $ 3,692       $ 2,983        $ 2,983
 Trade accounts and notes receivable, net of
  allowance for doubtful accounts of $42 at
  December 31, 1995 and $88 at December 31,
  1996 and March 31, 1997  ...........................      2,992        1,953         2,495          2,495
 Inventories   .......................................      1,218        1,313         1,178          1,178
 Deferred tax asset  .................................         --           --            --             56
 Other current assets   ..............................         11           70           167            167
                                                          --------      -------      -------          -------
Total current assets    ..............................      6,140        7,028         6,823          6,879
                                                          --------      -------      -------          -------
Property and equipment:
 Machinery and equipment   ...........................        633        1,096         1,082          1,082
 Leasehold improvements    ...........................         55          173           169            169
                                                          --------      -------      -------          -------
                                                              688        1,269         1,251          1,251
 Accumulated depreciation  ...........................       (547)        (676)         (701)          (701)
                                                          --------      -------      -------          -------
Net property and equipment    ........................        141          593           550            550
                                                          --------      -------      -------          -------
Other assets   .......................................         71           95           119            119
Goodwill (Note 3) ....................................         --           --            --          1,508
                                                          --------      -------      -------          -------
Total assets   .......................................    $ 6,352      $ 7,716       $ 7,492        $ 9,056
                                                          ========      =======      =======          =======
Current liabilities:
 Current installments of long term debt   ............    $    --      $    34       $    34        $    34
 Accounts payable    .................................        845          574           837            837
 Dividends payable   .................................         --          973         1,216          1,216
 Accrued wages and expenses   ........................        299          595           427            427
 Customer deposits   .................................        191           --            --             --
 State and foreign income taxes payable   ............        604          475           385            385
 S corporation distribution to stockholders (Note 3)           --           --            --          3,420
                                                          --------      -------      -------          -------
Total current liabilities  ...........................      1,939        2,651         2,899          6,319
                                                          --------      -------      -------          -------
Long term debt    ....................................         --          155           148            148
Deferred tax liability  ..............................         --           --            --              8
Minority interest    .................................        365          323           291             --
                                                          --------      -------      -------          -------
Commitments (Note 8)

Stockholders' equity:
 Preferred stock, $0.01 par value; 5,000,000 shares
  authorized; no shares issued or outstanding   ......         --           --            --             --
 Common stock, $0.01 par value; 20,000,000
  shares authorized; 3,790,591 shares issued and
  outstanding at December 31, 1995 and 1996 and
  March 31, 1997; 4,091,034 shares issued and
  outstanding pro forma    ...........................         38           38            38             41
 Additional paid-in capital   ........................        689          689           689          2,574
 Retained earnings   .................................      3,273        3,833         3,461             --
 Foreign currency translation adjustment  ............         48           27           (34)           (34)
                                                          --------      -------      -------          -------
Total stockholders' equity    ........................      4,048        4,587         4,154          2,581
                                                          --------      -------      -------          -------
Total liabilities and stockholders' equity   .........    $ 6,352      $ 7,716       $ 7,492        $ 9,056
                                                          ========      =======      =======          =======


          See accompanying Notes to Consolidated Financial Statements.

                      inTEST CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Earnings

                   (in thousands, except for per share data)

                                                                                                   Three months ended
                                                              Years ended December 31,                 March 31,
                                                         ----------------------------------   ----------------------------
                                                                                                 1996           1997
                                                          1994        1995        1996        (unaudited)     (unaudited)
                                                         ---------   ---------   ----------   -------------   ------------
Revenues    ..........................................   $  9,287    $ 14,442     $ 18,582       $  6,089       $  3,887
Cost of revenues  ....................................      3,777       5,191        6,755          1,856          1,602
                                                          --------    --------     --------      --------       --------
Gross profit   .......................................      5,510       9,251       11,827          4,233          2,285
                                                          --------    --------     --------      --------       --------
Operating expenses:
 Selling expense  ....................................      1,491       2,118        2,471            781            493
 Research and development expense   ..................      1,623       1,930        1,928            394            374
 General and administrative expense    ...............      1,107       1,166        1,812            364            411
                                                          --------    --------     --------      --------       --------
Total operating expenses   ...........................      4,221       5,214        6,211          1,539          1,278
                                                          --------    --------     --------      --------       --------
Operating income  ....................................      1,289       4,037        5,616          2,694          1,007
                                                          --------    --------     --------      --------       --------
Other income (expense):
 Interest income  ....................................         22          82          147             23             29
 Interest expense    .................................         (9)         --          (11)            (5)            (4)
 Other   .............................................         24         (49)         (35)            (6)           (10)
                                                          --------    --------     --------      --------       --------
                                                               37          33          101             12             15
                                                          --------    --------     --------      --------       --------
Earnings before income taxes and minority interest ...      1,326       4,070        5,717          2,706          1,022
                                                          --------    --------     --------      --------       --------
Provision for income taxes:
 State   .............................................          9          82          126             75             21
 Foreign    ..........................................        373         555          732            280            146
                                                          --------    --------     --------      --------       --------
Income tax expense   .................................        382         637          858            355            167
                                                          --------    --------     --------      --------       --------
Earnings before minority interest   ..................        944       3,433        4,859          2,351            855
Minority interest    .................................       (127)       (181)        (213)           (94)           (11)
                                                          --------    --------     --------      --------       --------
Net earnings   .......................................   $    817    $  3,252     $  4,646       $  2,257       $    844
                                                          ========    ========     ========      ========       ========
Pro forma information (unaudited) (Note 3):
 Pro forma earnings before income taxes   ............   $     --    $     --     $  5,616       $     --       $    997
 Pro forma income taxes ..............................         --          --        2,246             --            459
 Pro forma net earnings    ...........................         --          --        3,370             --            538
 Pro forma net earnings per share   ..................   $     --    $     --     $   0.82       $     --       $   0.13
 Pro forma weighted average shares outstanding  ......         --          --        4,091             --          4,091
 Supplemental pro forma net earnings per share  ......   $     --    $     --     $   0.79             --       $   0.13
 Supplemental pro forma weighted average shares
  outstanding  .......................................         --          --        4,291             --          4,291
                                                          ========    ========     ========      ========       ========


          See accompanying Notes to Consolidated Financial Statements.

                      inTEST CORPORATION AND SUBSIDIARIES

                 Consolidated Statement of Stockholders' Equity

                     (in thousands, except for share data)


                                                                                                 Foreign
                                                  Common Stock       Additional                 currency      Total stock-
                                              ----------------------  paid-in      Retained    translation     holders'
                                               Shares      Amount     capital      earnings    adjustment       equity
                                              -----------  --------  ------------  ----------  -------------  -------------
Balance, January 1, 1994  ..................  3,720,486        $37         $639      $  1,821      $  (49)       $  2,448
Dividends  .................................         --         --           --          (642)         --            (642)
Net earnings  ..............................         --         --           --           817          --             817
Shares issued as compensation for
 services  .................................      7,789         --            5            --          --               5
Foreign currency translation adjustment.....         --         --           --            --         137             137
                                              ----------      ----        -----      --------      ------        --------
Balance, December 31, 1994   ...............  3,728,275         37          644         1,996          88           2,765
Dividends  .................................         --         --           --        (1,975)         --          (1,975)
Net earnings  ..............................         --         --           --         3,252          --           3,252
Shares issued as compensation for
 services  .................................     62,316          1           45            --          --              46
Foreign currency translation adjustment.....         --         --           --            --         (40)            (40)
                                              ----------      ----        -----      --------      ------        --------
Balance, December 31, 1995   ...............  3,790,591         38          689         3,273          48           4,048
Dividends  .................................         --         --           --        (4,086)         --          (4,086)
Net earnings  ..............................         --         --           --         4,646          --           4,646
Foreign currency translation adjustment.....         --         --           --            --         (21)            (21)
                                              ----------      ----        -----      --------      ------        --------
Balance, December 31, 1996   ...............  3,790,591         38          689         3,833          27           4,587
Dividends (unaudited)  .....................         --         --           --        (1,216)         --          (1,216)
Net earnings (unaudited)  ..................         --         --           --           844          --             844
Foreign currency translation adjustment
 (unaudited)  ..............................         --         --           --            --         (61)            (61)
                                              ----------      ----        -----      --------      ------        --------
Balance, March 31, 1997 (unaudited) ........  3,790,591        $38         $689      $  3,461      $  (34)       $  4,154
                                              ==========      ====        =====      ========      ======        ========


          See accompanying Notes to Consolidated Financial Statements.

                      inTEST CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                           (in thousands of dollars)

                                                                                            Three months ended
                                                         Years ended December 31,                March 31,
                                                     ---------------------------------  ---------------------------
                                                      1994        1995        1996         1996           1997
                                                     ---------  ----------  ----------  -------------  ------------
                                                                                        (unaudited)    (unaudited)
Cash flows from operating activities:
 Net earnings  ....................................    $   817    $  3,252    $  4,646     $  2,257       $    844
 Adjustments to reconcile net earnings to net cash
  Depreciation and amortization  ..................         59          36         109           11             41
  Foreign exchange (gain) loss   ..................        (25)         43          31           (3)            (3)
  Minority interest  ..............................        127         181         213           94             11
  Stock issued for services received   ............          5          46          --           --             --
  Changes in assets and liabilities:
    Accounts receivable    ........................       (544)       (850)      1,182       (1,321)          (684)
    Inventories   .................................         58        (284)        (66)         (80)            97
    Other current assets   ........................         (4)        (46)        (61)         (56)          (123)
    Notes receivable    ...........................        (68)       (170)       (216)         100             42
    Accounts payable    ...........................        203         342        (235)         753            307
    State and foreign income tax payable  .........        249         261        (118)        (105)           (72)
    Accrued expenses    ...........................         54          35          50          204           (129)
    Other assets  .................................         45        (101)        (65)          --             --
                                                       -------    --------    --------     --------       --------
Total adjustments    ..............................        159        (507)        824         (403)          (513)
                                                       -------    --------    --------     --------       --------
Net cash provided by operations  ..................        976       2,745       5,470        1,854            331
                                                       -------    --------    --------     --------       --------
Cash flows used in investing activities:
 Purchase of property and equipment    ............        (38)        (39)       (554)         (13)            (5)
                                                       -------    --------    --------     --------       --------
Net cash used in investing activities  ............        (38)        (39)       (554)         (13)            (5)
                                                       -------    --------    --------     --------       --------
Cash flows used in financing activities:
 Dividends paid   .................................       (642)     (1,976)     (3,339)        (186)        (1,001)
 Proceeds from long term debt    ..................         --          --         200           --             --
 Principal payments on debt   .....................        (71)         (8)        (11)          --             (8)
                                                       -------    --------    --------     --------       --------
Net cash used in financing activities  ............       (713)     (1,984)     (3,150)        (186)        (1,009)
                                                       -------    --------    --------     --------       --------
Effects of exchange rates on cash   ...............         77        (139)          7           (6)           (26)
                                                       -------    --------    --------     --------       --------
Net cash provided by all activities    ............        302         583       1,773        1,649           (709)
    Cash at beginning of period  ..................      1,034       1,336       1,919        1,919          3,692
                                                       -------    --------    --------     --------       --------
    Cash at end of period  ........................    $ 1,336    $  1,919    $  3,692     $  3,568       $  2,983
                                                       =======    ========    ========     ========       ========
Cash payments made for:
 State and foreign income taxes  ..................    $   122    $    374    $    977     $    471       $    241
 Interest   .......................................         13           9          11            5              4


          See accompanying Notes to Consolidated Financial Statements.

                      inTEST CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information as of March 31, 1997 and for the three months ended
                     March 31, 1996 and 1997 is unaudited)

                     (in thousands, except for share data)

(1) Nature of Operations

     inTEST Corporation ("the Company") designs, manufactures and markets docking hardware and test head manipulators used by semiconductor manufacturers during the testing of wafers and packaged devices. The Company also designs and markets related automatic test equipment interface products. The Company operates in a single industry segment.

     The consolidated entity is comprised of inTEST Corporation (parent) and three 79% owned foreign subsidiaries: inTEST Limited (Thame, U.K.), inTEST Kabushiki Kaisha (Kichijoji, Japan) and inTEST PTE, Limited (Singapore). All significant intercompany accounts and transactions have been eliminated upon consolidation.

     inTEST manufactures its products in the U.S. and the U.K. Its subsidiaries in Singapore and Japan are engaged in marketing and support activities.

(2) Summary of Significant Accounting Policies

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     Short term investments, which have maturities of three months or less when purchased, are considered to be cash equivalents and are carried at cost, which approximates market value.

     Notes Receivable

     Notes receivable are due from trade customers, and have original maturities of less than three months. The notes are non-interest bearing.

     Inventories

     Inventories are stated at lower of cost or market. Cost is determined under the first-in first-out (FIFO) method.

     Property and Equipment

     Machinery and equipment are stated at cost. Depreciation is based upon the estimated useful life of the assets using the straight line method. The estimated useful lives range from five to seven years. Leasehold improvements are recorded at cost and amortized over the shorter of the lease term or estimated useful life of the asset. Expenditures for maintenance and repairs are charged to operations as incurred.

     Income Taxes

     The Company has elected S corporation status for Federal tax purposes, and in the State of New Jersey. As a result, any Federal and certain New Jersey state income tax liabilities are that of the stockholders, not of the Company. The Company is, however, taxed in foreign countries and for activity in certain states.

     No foreign or state deferred income taxes have been recorded in the Company's historical financial statements at December 31, 1995 and 1996 as such amounts are not significant.

                      inTEST CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information as of March 31, 1997 and for the three months ended
                     March 31, 1996 and 1997 is unaudited)

                     (in thousands, except for share data)

(2) Summary of Significant Accounting Policies  -- (Continued)


     Revenue Recognition

     Revenues from sales of products are recognized upon shipment to customers.


     Research and Development

     Research and development costs are expensed as incurred.

     Product Warranties

     The Company generally provides product warranties and records estimated warranty expense at time of sale based upon historical claims experience.

     Foreign Currency

     The accounts of the foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standard No. 52, Foreign Currency Translation, which requires that assets and liabilities of international operations be translated using the exchange rate in effect at the balance sheet date. The results of operations are translated using an average exchange rate for the year. The effects of rate fluctuations in translating assets and liabilities of international operations into U.S. dollars are accumulated and reflected as a foreign currency translation adjustment in the statements of stockholders' equity. Transaction gains and losses are included in net earnings.

     Recently Adopted Accounting Standards

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adoption of this Statement had no impact on the Company's financial position, results of operations, or liquidity.

(3) Pro forma Information (Unaudited)

     Background

     In connection with the initial public offering transaction described in
Note 12, the Company plans to terminate its S corporation status and make a final distribution of previously taxed earnings to its stockholders. In addition, the Company intends to acquire the minority interest ownership position in its three foreign subsidiaries in a share exchange transaction. Accordingly, the accompanying financial statements include certain pro forma information which gives effect to these events as further explained below.

   Pro forma Balance Sheet

   The pro forma balance sheet of the Company as of March 31, 1997 reflects:

     a) the estimated net deferred income taxes of $48 which will be recorded by the Company as a result of the termination of its S corporation status shortly before the closing of the offering.

     b) an estimated distribution of $3,420 payable to the stockholders of all taxed but undistributed S corporation earnings.

                      inTEST CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information as of March 31, 1997 and for the three months ended
                     March 31, 1996 and 1997 is unaudited)

                     (in thousands, except for share data)

(3) Pro forma Information (Unaudited)  -- (Continued)


     c) the acquisition of the minority interests in the Company's foreign subsidiaries expected to occur concurrent with the closing of the offering, and the estimated goodwill of $1,508 associated with such acquisitions.

     The Company expects to issue 300,443 shares of common stock in exchange for the 21% interest in each of its foreign subsidiaries which is not presently owned by the Company. The shares, exclusive of those to be issued to the Company's principal stockholder who is also a stockholder of two of the foreign subsidiaries, have been valued at the assumed initial public offering price of $8.25 per share to the extent such shares are freely transferable. Approximately 225,000 of the shares being exchanged are subject to contractual and legal restrictions on transfer and have been valued at a 15% discount to the assumed initial public offering price.

     The deferred income tax asset will represent the tax effect of the cumulative differences between the financial reporting and income tax bases of certain assets and liabilities as of the termination of the S corporation status.

     The significant items comprising the Company's pro forma net deferred income tax assets and liabilities as of March 31, 1997 are temporary differences relating to the following:

             Allowance for bad debts    .........    $ 32
             Inventory capitalized costs   ......       2
             Accrued expenses  ..................      22
                                                     -----
             Current deferred tax asset .........      56
             Fixed assets   .....................      (8)
                                                     -----
             Net deferred tax asset  ............    $ 48
                                                     =====

     Since the Company does not intend to repatriate the earnings of its foreign subsidiaries, no deferred taxes have been recorded on such amounts, which approximate $975 at March 31, 1997.

     Pro forma Statement of Earnings Information

     Shortly before the closing of the offering, the Company will terminate its status as an S corporation and will be subject to Federal and additional state income taxes thereafter. Accordingly, for informational purposes, the statement of earnings for the year ended December 31, 1996 and the quarter ended March 31, 1997 reflects pro forma earnings on an after-tax basis, assuming the Company had been taxed as a C corporation. The difference between the Federal statutory income tax rate and the pro forma income tax rate was as follows:

                                                          Year ended         Three months ended
                                                       December 31, 1996      March 31, 1997
                                                       -------------------   -------------------
        Federal statutory tax rate   ...............             34%                   34%
        State income taxes, net of Federal benefit                3                     3
        Foreign income taxes   .....................              3                     7
        Nondeductible goodwill amortization   ......              1                     1
        Research credits    ........................             (1)                   --
        Other   ....................................             --                     1
                                                               ----                  ----
        Pro forma income tax rate    ...............             40%                   46%
                                                               ====                  ====

                      inTEST CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information as of March 31, 1997 and for the three months ended
                     March 31, 1996 and 1997 is unaudited)

                     (in thousands, except for share data)

(3) Pro forma Information (Unaudited)  -- (Continued)


     In addition, the unaudited pro forma results for the year ended December 31, 1996 and the quarter ended March 31, 1997 also reflect goodwill amortization resulting from the acquisition of minority interests in foreign subsidiaries, net of the elimination of the minority interest charge reflected in the historical financial statements, as if the acquisition had occurred on January 1, 1996. The goodwill resulting from the acquisition is assumed to be amortized over 15 years.

     Pro forma Net Earnings Per Share

     Pro forma net earnings per share was calculated by dividing pro forma net earnings by the weighted average number of shares of common stock outstanding during the period, adjusted to give effect to shares to be exchanged to acquire the minority interests in foreign subsidiaries as if this transaction had occurred on January 1, 1996.

     Supplemental Pro forma Net Earnings Per Share

     Supplemental pro forma net earnings per share is based on the weighted average number of shares of common stock used in the calculation of pro forma net earnings per share plus the number of shares that would be required to be sold to fund certain distributions to the Company's current stockholders of previously taxed but undistributed S corporation earnings, net of available cash and cash equivalents (the amount of such net proceeds assumed to be used for this purpose is estimated to be $1,653 at March 31, 1997).

(4) Foreign Operations

     The Company operates in a single business segment. However, foreign operations represent a significant portion of the Company's activity. The following is a summary of operations by entities located within the indicated geographic areas:

                                                                               Three months ended
                                              Years ended December 31,             March 31,
                                          ---------------------------------   --------------------
                                            1994        1995        1996        1996       1997
                                          ---------   ---------   ---------   ---------   --------
Sales to unaffiliated customers from:
 North America    .....................   $ 4,299     $ 7,409     $10,614       $ 3,672   $ 2,433
 Far East   ...........................     2,560       4,862       4,860         1,359     1,108
 United Kingdom   .....................     2,428       2,171       3,108         1,058       346
                                          --------    --------    --------     --------   --------
                                          $ 9,287     $14,442     $18,582       $ 6,089   $ 3,887
                                          ========    ========    ========     ========   ========
Affiliate sales or transfers from:
 North America ........................   $ 1,000     $ 1,596     $ 1,321       $   559   $    81
 Far East   ...........................        --          --          --            --        --
 United Kingdom   .....................        --         451          54            48        50
                                          --------    --------    --------     --------   --------
                                          $ 1,000     $ 2,047     $ 1,375       $   607   $   131
                                          ========    ========    ========     ========   ========
Operating profit:
 North America ........................   $   338     $ 2,610     $ 3,815       $ 1,932   $   790
 Far East   ...........................       182         612         432           187        66
 United Kingdom   .....................       769         815       1,369           575       151
                                          --------    --------    --------     --------   --------
                                          $ 1,289     $ 4,037     $ 5,616       $ 2,694   $ 1,007
                                          ========    ========    ========     ========   ========
Identifiable assets:
 North America    .....................   $ 1,920     $ 3,327     $ 5,408       $ 5,561   $ 4,974
 Far East   ...........................     1,088       1,408       1,409         1,752     1,536
 United Kingdom   .....................     1,616       1,617         899         1,711       982
                                          --------    --------    --------     --------   --------
                                          $ 4,624     $ 6,352     $ 7,716       $ 9,024   $ 7,492
                                          ========    ========    ========     ========   ========

                      inTEST CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information as of March 31, 1997 and for the three months ended
                     March 31, 1996 and 1997 is unaudited)

                     (in thousands, except for share data)

(4) Foreign Operations  -- (Continued)


     Amounts for the Far East consist of activities in the Company's Singapore and Japan subsidiaries.

     Export sales from the Company's New Jersey location totaled $591, $2,777, and $3,486 during the years ended December 31, 1994, 1995, and 1996, respectively, and $1,528 and $196 during the three months ended March 31, 1996 and 1997, respectively.

     The Company's foreign subsidiaries paid directors fees to several individuals who are members of management of the parent company which totaled $49, $151, and $192 during the years ended December 31, 1994, 1995, and 1996, respectively.

(5) Concentrations of Credit Risk

     The Company's customers are in the semiconductor industry. During 1994, 1995, and 1996 the Company had sales to certain customers which exceeded 10% of the Company's consolidated revenues. Those sales were as follows:

                Customer       1994       1995       1996
                -----------   ------     ------     -----
                A .........       7%       16%       16%
                B .........      12         3         9
                C .........      14        11         8
                D .........      16        12         7

     Additionally, at December 31, 1996, these four customers accounted for 27% of trade receivables.

(6) Inventories

     Inventories held at December 31 were comprised of the following:

                                         1995       1996
                                        ---------   -------
     Raw materials .............        $1,075        $1,145
     Work in process ...........            20            44
     Finished goods ............           123           124
                                        ------        ------
                                        $1,218        $1,313
                                        ======        ======

(7) Debt

     In 1996, the Company financed a purchase of equipment with a term note. The note bears interest at a fixed rate of 8.65%, and is to be paid in equal monthly installments of $4 through August, 2001. At December 31, 1996, $189 was outstanding. Prior to 1996 the Company had no long term debt.

     Principal payments due within the next five years are as follows:

             1997   ........................   $ 34
             1998   ........................     37
             1999   ........................     40
             2000   ........................     44
             2001   ........................     34

     Additionally, the Company has a $1,500 line of credit. Borrowings under this line of credit are principally used for working capital purposes. Borrowings on the line of credit bear interest at prime rate, which is payable monthly on any outstanding balance. Further, the Company is required to maintain a $50 compensating balance at the bank which granted the line of credit. The credit line expires on June 30, 1997. At December 31, 1996 and March 31, 1997, there were no borrowings outstanding.

                      inTEST CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information as of March 31, 1997 and for the three months ended
                     March 31, 1996 and 1997 is unaudited)

                     (in thousands, except for share data)


(8) Commitments

     The Company leases its offices, warehouse facilities and automobiles under noncancelable operating leases which expire at various dates through 2003. Total rental expense for the years ended December 31, 1994, 1995, and 1996, and the three months ended March 31, 1996 and 1997 was $336, $388, and $422, $83, and $115, respectively. The aggregate minimum rental commitments under the noncancelable operating leases in effect at December 31, 1996 are as follows:

             1997   .....................  $ 346
             1998   .....................    309
             1999   .....................    275
             2000   .....................    217
             2001 and thereafter   ......    452

(9) Income Taxes

     As discussed in Notes 2 and 3, the Company has elected S corporation status for Federal tax purposes, as well as certain states, and therefore is not subject to federal income taxes directly. For those states and foreign jurisdictions in which the Company is subject to taxes, the temporary differences that give rise to deferred tax assets and liabilities were not significant at December 31, 1995 and 1996, or March 31, 1997.

     Earnings before income taxes were as follows:

                                                      Three months ended
                       Years ended December 31,           March 31,
                    -------------------------------   ------------------
                       1994       1995       1996       1996       1997
                    ---------   --------   --------   --------   -------
Domestic   ......    $   345     $2,651     $3,979     $1,984    $  835
Foreign    ......        981      1,419      1,738        722       187
                     --------    -------    -------    -------   -------
                     $ 1,326     $4,070     $5,717     $2,706    $1,022
                     ========    =======    =======    =======   =======

     Income tax expense was as follows:

                                                Three months
                                                   ended
                    Years ended December 31,     March 31,
                    ------------------------   --------------
                    1994     1995     1996     1996     1997
                    ------   ------   ------   ------   -----
Domestic   ......   $  9     $ 82     $126     $ 75     $ 21
Foreign    ......    373      555      732      280      146
                    -----    -----    -----    -----    -----
                    $382     $637     $858     $355     $167
                    =====    =====    =====    =====    =====

(10) Employee Benefit Plans

     In 1996, the Company instituted a defined contribution 401(k) plan for its employees who work in the U.S. All employees of the parent company who are at least 18 years of age and have completed six months of service with the Company are eligible to participate in the plan. Under the plan, the Company matches employee contributions dollar for dollar up to 10% of the employee's annual compensation up to $5. In addition, the Company may match employee contributions dollar for dollar for amounts exceeding 15% of the employee's annual compensation to a maximum of $5. Employer contributions vest over a six-year period. The Company contributions in 1996 totaled $71.

                      inTEST CORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

       (Information as of March 31, 1997 and for the three months ended
                     March 31, 1996 and 1997 is unaudited)

                     (in thousands, except for share data)


(10) Employee Benefit Plans  -- (Continued)


     The Company sponsors a noncontributory pension plan for an employee of its U.K. subsidiary. The Company has no other defined contribution or defined benefit plans.

(11) Accrued Expense

     Accrued wages and expenses consist of the following:

                                       December 31,     March 31,
                                     ----------------   ---------
                                       1995      1996     1997
                                     -------   ------   ---------
      Accrued commissions   ......    $ 113     $390      $107
      Accrued vacation   .........      101      101       101
      Other  .....................       85      104       219
                                      ------    -----     -----
                                      $ 299     $595      $427
                                      ======    =====     =====

(12) Subsequent Events


     In April 1997, the Company's Board of Directors authorized the filing of a Registration Statement on Form S-1 in connection with a planned initial public offering of the Company's common stock.


     Also in April 1997, the Company's Board of Directors reserved 500,000 shares of common stock for issuance under a newly created stock plan and also approved the award of stock options to employees to purchase a total of 150,000 shares of common stock. The grants are to become effective on the effective date of the Registration Statement and the options will be exercisable at a per share price equal to the initial public offering price.


     On June 4, 1997, the Company effected a stock split in the form of a stock dividend in the amount 0.5579 shares for every one share outstanding as of the effective date of the transaction. All share and per share information in the accompanying consolidated financial statements have been retroactively adjusted to give effect to the modification to the Company's capital structure.

[Map of world with the locations of the Company's manufacturing and customer operations identified.]

[Picture of inTEST Test Head Hoist with test head and wafer prober.]

================================================================================
       No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.
                     -----------------------------------

                               TABLE OF CONTENTS

                                                                       Page
                                                                       -----
Prospectus Summary  ................................................       3
Risk Factors  ......................................................       5
The Company   ......................................................       9
Use of Proceeds  ...................................................       9
S Corporation Distributions  .......................................      10
Dividend Policy  ...................................................      10
Capitalization   ...................................................      11
Dilution   .........................................................      12
Selected Consolidated Financial Data  ..............................      13
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ......................................................      14
Business   .........................................................      20
Management .........................................................      30
Principal and Selling Stockholders .................................      36
Description of Capital Stock .......................................      37
Shares Eligible for Future Sale ....................................      38
Underwriting  ......................................................      39
Legal Matters ......................................................      40
Experts ............................................................      40
Additional Information .............................................      40
Index to Consolidated Financial Statements  ........................     F-1

                      -----------------------------------

Until _______, 1997, all dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
================================================================================


================================================================================


                                2,275,000 Shares


                                  [inTEST Logo]


                                  Common Stock



                              -------------------
                              P R O S P E C T U S
                              -------------------


                          JANNEY MONTGOMERY SCOTT INC.

                            NEEDHAM & COMPANY, INC.

                                   ____, 1997

================================================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

     Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the Company in connection with the issuance and distribution of the Common Stock pursuant to the Prospectus contained in this Registration Statement. The Company will pay all of these expenses.

                                                                    Approximate
                                                                       Amount
                                                                    ------------
      Securities and Exchange Commission registration fee   ......   $  8,324
      NASD filing fee   ..........................................      3,248
      Blue Sky expenses    .......................................      5,000
      Nasdaq company listing fee    ..............................     32,277
      Accountants fees and expenses    ...........................    150,000
      Legal fees and expenses    .................................    200,000
      Transfer Agent and Registrar fees and expenses  ............      7,000
      Printing and engraving expenses  ...........................     90,000
      Directors' and Officers' insurance  ........................    130,000
      Miscellaneous expenses  ....................................     29,151
                                                                     --------
         Total    ................................................   $655,000
                                                                     ========

Item 14. Indemnification of Directors and Officers

     Article VI of the Company's Bylaws provides that the Company shall indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware ("DGCL"). The Bylaws require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification and to obtain directors' and officers' liability insurance if available on reasonable terms. The Bylaws require the Company to indemnify an officer or director in connection with a proceeding (or part thereof) initiated by such officer or director only if the initiation of such proceeding was authorized by the Board of Directors. Reference is made to Section 145 of the DGCL which provides for indemnification of directors and officers in certain circumstances.

     Article IX of the Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derives an improper personal benefit.

     The Company has applied for an insurance policy which will entitle the Company to be reimbursed for certain indemnity payments it is required or permitted to make to its directors and officers.

Item 15. Recent Sales of Unregistered Securities

     On October 4, 1994, the Company issued 5,000 shares (7,789 shares after the stock dividend to occur on the effective date of this Registration Statement (the "Stock Dividend")) of Common Stock to William R. Blatchley in exchange for services rendered. No underwriters were involved in the issuance of these securities and no commissions were paid. The shares of Common Stock were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act.

     On June 1, 1995, the Company issued 10,000 shares (15,579 shares after giving effect to the Stock Dividend) of Common Stock to Christopher L. West in exchange for services rendered. No underwriters were involved in the issuance of these securities and no commissions were paid. The shares of Common Stock were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act.

     On June 27, 1995, the Company issued 10,000 shares (15,579 shares after giving effect to the Stock Dividend) of Common Stock to William R. Blatchley in exchange for services rendered. No underwriters were involved in the issuance of these securities and no commissions were paid. The shares of Common Stock were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act.

     On June 27, 1995, the Company issued 10,000 shares (15,579 shares after giving effect to the Stock Dividend) of Common Stock to Jerome R. Bortnam in exchange for services rendered. No underwriters were involved in the issuance of these securities and no commissions were paid. The shares of Common Stock were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act.

     On June 27, 1995, the Company issued 10,000 shares (15,579 shares after giving effect to the Stock Dividend) of Common Stock to Jack R. Edmunds in exchange for services rendered. No underwriters were involved in the issuance of these securities and no commissions were paid. The shares of Common Stock were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act.


     Each of the foregoing recipients of shares was and is an employee of the Company, and the shares were issued for services rendered in such person's capacity as an employee. In each instance, the securityholder represented that such securities were acquired for investment for his own account and not for distribution. The certificate representing the securities are legended.

Item 16. Exhibits

     (a) Exhibits.


 1. **** Form of Underwriting Agreement.
 3.1*    Certificate of Incorporation of inTEST CORP.
 3.2**** Bylaws of inTEST CORP.
 4.1**** Specimen stock certificate representing Common Stock.
 5.      Opinion of Saul, Ewing, Remick & Saul as to the legality of the securities being registered (includ-
         ing consent).
10.1*    Amended and Restated Loan Agreement, dated June 30, 1996, between inTEST CORP and PNC
         Bank, National Association.
10.2*    Lease, dated February 11, 1996, between Cherry Hill Industrial Sites, Inc. and inTEST CORP.
10.3*    Lease, dated August 5, 1996, between KIP Properties and inTEST CORP.
10.4*    Lease, dated December 2, 1977, between Alan Breck Robertson and Mavis Robertson and Robertson
         Engineering (Thame) Limited ("U.K. Lease").
10.5*    Assignment of U.K. Lease, dated January 28, 1986, between Citycrown Engineering Limited and
         inTEST LTD.
10.6*    Tenancy Agreement, dated April 18, 1996, between Alambon Tools Private Limited and inTEST PTE.
10.7*    Agreement of Exchange between Alyn R. Holt and inTEST CORP, dated April 4, 1997. Each of the minority stockholders of inTEST LTD, inTEST PTE and inTEST KK have executed Agreements of
         Exchange which are substantially identical to Mr. Holt's except as to certain requirements under the laws of each foreign jurisdiction and also as to the parties, the number of shares exchanged and the number of inTEST CORP shares received as set forth below:

                                                            Number of Shares     Number of Shares
                          Party                              Pre-Exchange        Post-Exchange**
                          -----                             ------------------   -----------------
          inTEST LTD:     Alyn R. Holt                               2,775              37,237
                          Brian R. Moore                             6,947              93,219
                          Julian P. Partington                       3,403              45,664

          inTEST PTE:     Alyn R. Holt                              16,500              11,250
                          Cornelis Hol                              15,000              10,228

          inTEST KK:      Micronics Japan Company, Ltd.                 60              48,209
                          Tomoyasu Ogura                                54              43,388
                          Cornelis Hol                                   6               4,820
                          Tomio Wakamatsu                                4               3,214
                          Kenji Murayama                                 4               3,214


10.8 *      1997 Stock Plan.
10.10***    Consulting Agreement, dated April 1, 1997, between inTEST CORP and Stuart F. Daniels, Ph.D.
21.  *      Subsidiaries of the Company.
23.1        Consent of KPMG Peat Marwick LLP.
23.2        Consent of Saul, Ewing, Remick & Saul (contained in its opinion filed as Exhibit 5 hereto).
23.3        Consent of Ratner & Prestia.
24*         Power of Attorney (see signature page).
27.1 *      Financial Data Schedule for the year ended December 31, 1996.
27.2 *      Financial Data Schedule for the quarter ended March 31, 1997.

------------
   * Previously filed as an exhibit to the Company's Registration Statement filed on May 2, 1997.

  **  Adjusted to reflect stock dividend paid as of June 4, 1997.

 *** Previously filed as an exhibit to Amendment No. 1 filed on May 13, 1997. **** Previously filed as an exhibit to Amendment No. 2 filed on June 6, 1997.

     (b) Financial Statement Schedules

     Schedule II -- Valuation of Qualifying Accounts.

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings

     The Registrant hereby undertakes:

     (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the applicable provisions of the DGCL, or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Cherry Hill, and State of New Jersey on the 16th day of June, 1997.


                                 inTEST CORPORATION

                                 By:  /s/ Alyn R. Holt
                                      ------------------------------------
                                          Alyn R. Holt
                                          Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities indicated on June 16, 1997.


             Signature                                        Title
             ---------                                        -----
          /s/ Alyn R. Holt                Chairman and Chief Executive Officer
-----------------------------------       (principal executive officer)
             Alyn R. Holt

                  *
-----------------------------------       President, Chief Operating Officer and Director
        Robert E. Matthiessen

                  *
-----------------------------------       Senior Vice President and Director
          Daniel J. Graham

                  *                       Chief Financial Officer and Treasurer
-----------------------------------       (principal financial officer and accounting
          Hugh T. Regan, Jr.              officer)

                  *                       Secretary
-----------------------------------
          Hugh T. Regan, Sr.

                  *                       Director
-----------------------------------
          Richard O. Endres

                  *                       Director
-----------------------------------
          Stuart F. Daniels

           /s/ Alyn R. Holt
* By:-------------------------------
            Alyn R. Holt
           Attorney-in-Fact

                      inTEST CORPORATION AND SUBSIDIARIES
                                                                    Schedule II
                       Valuation and Qualifying Accounts
                                (in thousands)


                                                                             Additions
                                                                    ------------------------------
                                                     Balance at     Charged to
For the year ended                                   beginning       costs and    Charged to other                    Balance at
   December 31,                                      of period       expenses     accounts-describe    Deductions    end of period
----------------------------------------------------------------------------------------------------------------------------------

     1994          Allowance for doubtful accounts     $ 31                $50             $ --              $28            $53
     1995                                                53                 18               --               29             42
     1996                                                42                 50               --                4             88
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
     1994          Warranty reserve                    $ --                $--             $ --              $--            $--
     1995                                                --                 --               --               --             --
     1996                                                --                 25               --               --             25
----------------------------------------------------------------------------------------------------------------------------------


                                 Exhibit Index


Exhibit
Number        Title or Description
------        --------------------
5.          Opinion of Saul, Ewing, Remick & Saul.
23.1        Consent of KPMG Peat Marwick LLP.
23.2        Consent of Saul, Ewing, Remick & Saul (contained in its opinion filed as Exhibit 5 hereto).
23.3        Consent of Ratner & Prestia.